Form 10-K, Exhibit 13
period 1995-04-02
MULTI COLOR CORP
filed 1995-07-03
CIK 819220

                                                                      EXHIBIT 13


SELECTED FINANCIAL DATA
   The selected financial data set forth below are derived from the Company's audited financial statements. This data should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.
                                                                        (in thousands, except share amounts)
                                                                               Multi-Color Corporation
                                                       ----------------------------------------------------------------------
                                                                                    Fiscal Year
                                                                                     Ended (1)
                                                       ----------------------------------------------------------------------
                                                          1995 (3)      1994 (4)       1993 (5)        1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                                 $61,777      $65,403         $65,868       $65,334       $64,135
Gross profit                                                2,803        2,558           9,558         7,294         6,423
Operating income (loss)                                   ( 7,168)     ( 5,603)          3,347         1,756           907
Income (loss) before extraordinary item and
 cumulative effect of accounting change                   ( 8,523)     ( 4,335)          1,230            78       (   317)
Extraordinary item                                            225            -               -             -             -
Income (loss) before accounting change                    ( 8,748)     ( 4,335)          1,230            78       (   317)
Cumulative effect of accounting change                          -            -             180             -             -
Net income (loss)                                         ( 8,748)     ( 4,335)          1,410            78       (   317)
Earnings (loss) per share (2)                             (  4.03)     (  2.02)            .64           .03       (   .14)
Weighted average shares outstanding                         2,169        2,151           2,195         2,229         2,193
Dividends per share                                             -            -               -             -             -

                                                         APRIL 2        April 3      March 28        March 29      March 31
                                                       ----------------------------------------------------------------------
                                                          1995           1994          1993            1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                         $(17,031) (6)   $ 2,754      $  8,168         $ 7,049        $ 8,715
Total assets                                              35,959         42,121        43,868          43,769         40,862
Short-term debt                                           19,898  (6)     1,395           902           2,092            297
Long-term debt                                                 8         15,404        16,104          16,417         15,500
Shareholders' investment                                   2,998         11,818        16,572          15,206         15,105
=============================================================================================================================

(1) Multi-Color maintains a fiscal year of 52 or 53 weeks beginning on the
    Monday nearest to March 31.   Fiscal year 1994 was a 53 week fiscal year.
    All other fiscal years set forth herein are 52 weeks.
(2) Includes $.08 impact of change in accounting for income taxes in 1993.
(3) Fiscal year 1995 results includes a write down of $3,800 on certain equipment and an extraordinary charge of $225 related to prepayment fees associated with the previous financing agreement.
(4) Fiscal year 1994 results includes a restructuring charge of $1,777.
(5) Fiscal year 1993 results includes insurance recoveries related to the Scottsburg flood of $3,149.
(6) Includes $14,700 of long-term debt which is subject to acceleration and therefore classified as current.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

        The following table shows, for the periods indicated, certain components of the Company's statements of operations as a percentage of net sales and the percentage changes in the dollar amounts of such components compared to the indicated prior period.
                                                                                                 Period to Period Change
                                                                                                --------------------------
                                                                Percentage of Net Sales         FISCAL 1994    Fiscal 1993
                                                          --------------------------------          TO             to
                                                            1995         1994        1993       FISCAL 1995    Fiscal 1994
- ---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                  100.0%       100.0%      100.0%        (  5.5%)        (   .7%)
Cost of Goods Sold                                          95.5%        96.1%       85.5%        (  6.2%)          11.6%
  Gross Profit                                               4.5%         3.9%       14.5%           9.6%         ( 73.2%)
Selling, General & Administrative Expenses                  10.1%         9.8%        9.5%        (  2.0%)           2.8%
Restructuring Charge                                      (   .1%)        2.7%           -        (104.8%)              -
Impairment Loss on Long-Lived Assets                         6.1%            -           -              -               -
  Operating Income                                        ( 11.6%)      ( 8.6%)       5.0%        ( 27.9%)        (267.4%)
Interest Expense                                             2.3%         1.7%        1.7%          27.2%         (   .6%)
Other                                                         .3%          .2%         .2%          21.6%         ( 36.5%)
  Income (Loss) Before Taxes                              ( 14.2%)      (10.5%)       3.1%        ( 27.7%)        (443.6%)
Tax Provision (Credit)                                    (   .4%)      ( 3.9%)       1.2%          90.3%         (429.5%)
Extraordinary Item-Loss on Extinguishment of Debt             .4%            -           -              -               -
Cumulative effect of change
 in accounting for income taxes                                 -            -      (  .3%)             -               -
  Net Income (Loss)                                       ( 14.2%)      ( 6.6%)       2.2%        (101.8%)        (407.4%)
- ---------------------------------------------------------------------------------------------------------------------------

COMPARISON OF FISCAL YEARS ENDED APRIL 2, 1995 AND APRIL 3, 1994
- ------------------------------------------------------------
              1995         1994        Change       % Change
Net Sales  $61,776,951  $65,402,821  ($3,625,870)    (5.5%)
- ------------------------------------------------------------

   The Company's in-mold product sales increased by $600,000 to approximately $32,000,000 in 1995. This increase resulted from increased penetration of the beverage and household cleaning product markets with both new and existing customers. This increase was impacted by the Company booking an accrual for blocking (sticking together) of labels during the third quarter of 1995. The total accrual of $1,373,000 negatively impacted in-mold sales by $781,000, cost of goods sold by $537,000, and selling, general, and administrative expenses by $55,000. The Company has successfully converted the majority of the in-mold business to a different adhesive which has minimized the impact of blocking. Subsequent to this conversion, the Scottsburg location, which primarily produces in-mold products, has realized record performance and the growth of the in-mold market is expected to increase. These increases were offset by lower conventional sales of approximately $4,500,000. The decline in the conventional label sales reflects lost business in the polystyrene foam beverage label market, canned food and cigarette product areas. The decline in the conventional label market is expected to continue and to negatively impact earnings; however, management is unable to predict the extent of such impact. Sales at the Graphics division increased by $300,000 in 1995.

- ------------------------------------------------------------
                   1995        1994        Change   % Change
Gross Profit     $2,803,041   $2,558,338   $244,703    9.6%
As a % of Sales      4.5%         3.9%       .6%
- ------------------------------------------------------------

   With the closing of the Lockport, Illinois facility during 1994, all of the conventional label printing occurs at the Cincinnati facility. Lower sales volumes in the conventional label markets coupled with higher than expected transition and operational costs associated with the Lockport conversion, negatively impacted the gross profit performance for the Cincinnati location. Although the 1995 gross profit performance for Cincinnati exceeded the consolidated 1994 Cincinnati/Lockport gross profit, the overall 1995 performance did not meet management's expectations. Management is currently addressing the overall performance of the conventional label market and is considering various options to address the shortfall in the gross profit and the overhead structure associated with the conventional business.
   A significant portion of the in-mold production
occurs at the Scottsburg facility which had increased production during 1995.
Due to the impact of the blocking accrual booked in the third quarter, the overall gross profit for this facility declined from 1994. However, during the fourth quarter of 1995, Scottsburg had record performance. This was the result of improved efficiencies, lower waste, and the price restructuring implemented in the in-mold market. The performance of the Scottsburg facility is expected to continue its upward growth.
   The Graphics division realized an improvement of $235,000 in 1995 gross profit over 1994. This was the result of higher sales coupled with improved efficiencies and reductions in costs. The performance of the Graphics
Division is expected to continue.
- -------------------------------------------------------------------------------

                                 1995        1994        Change   % Change
Selling,
  General and
  Administrative
  Expenses                    $6,255,948  $6,384,346   ($128,398)  (2.0%)
As a % of Sales                  10.1%       9.8%          .3%

- -------------------------------------------------------------------------------
   Selling, general and administrative expenses decreased in 1995 reflecting cost reductions from the Company's restructuring program.  Reductions realized in payroll/benefits (approximately $161,000) and selling expenses
(approximately $153,000) offset increased consulting fees (approximately $255,000) to assist with the restructuring initiative started in 1994.
- -------------------------------------------------------------------------------

                                 1995        1994        Change   % Change
Restructuring
  Charge                     ($85,000)    $1,777,187   ($1,862,187)

- -------------------------------------------------------------------------------
   During 1994, the Company announced a $1,777,000 restructuring charge which primarily included the costs associated with consolidating operations and closing and disposing of the Lockport, Illinois facility. The $85,000 credit realized during 1995 represents over accrual of expenses associated with the restructuring.
- -------------------------------------------------------------------------------

                                 1995        1994        Change   % Change
Impairment
  Loss on Long-
  Lived Assets                $3,800,000      --        $3,800,000

- -------------------------------------------------------------------------------
   The impairment loss results from recurring losses at the Cincinnati location and management's plans to reduce these losses which are primarily attributable to conventional labels. This charge is to reduce the carrying value of certain equipment at the Cincinnati location to fair value.
- -------------------------------------------------------------------------------

                                 1995        1994        Change   % Change
Interest
  Expense                     $1,440,575  $1,132,553    $308,022    27.2%

- -------------------------------------------------------------------------------
   Interest expense increased $308,000 due to higher interest rates on the Company's entire credit facility during the first quarter when the credit facility was financed by another lender coupled with higher borrowings on the revolving line of credit and higher interest rates on the Industrial Revenue Bonds during the remainder of the year.
   The Company recorded an income tax credit in 1995. There is no net deferred tax balance.
   The Company recorded an extraordinary item of $225,000 representing the termination fee paid to the previous lender in connection with the Company's debt refinancing.
   The Company recorded a net loss for 1995 of $8,748,000 or an increase of $4,413,000 from the net loss of $4,335,000 in 1994, due to the factors discussed above.

COMPARISON OF FISCAL YEARS ENDED APRIL 3, 1994 AND MARCH 28, 1993
- -------------------------------------------------------------------------------

                                 1994        1993        Change   % Change
Net Sales                     $65,402,821 $65,867,927   $(465,106)   (.7%)

- -------------------------------------------------------------------------------
   The Company's in-mold product sales increased by $6,600,000 in 1994. This increase resulted from increased penetration of the beverage, household cleaning product and motor oil markets with both new and existing customers. These increases were offset by lower conventional label sales of approximately $7,000,000. The decline in conventional label sales reflects declines in printing for the cigarette and canned food markets. The decrease in other printed product sales primarily reflects lost business in the polystyrene foam beverage label markets, food and printed stamp product areas.
- -------------------------------------------------------------------------------

                                 1994        1993        Change   % Change
Gross Profit                  $2,558,338  $9,558,472   ($7,000,134)(73.2%)
As a % of Sales                   3.9%      14.5%        (10.6%)

- -------------------------------------------------------------------------------
   A significant portion of the conventional label production occurs at the Cincinnati facility (and previously the Lockport facility) and there was underutilization of production capacity resulting from the decline in conventional label sales. This overcapacity issue was addressed by closing the Lockport facility and consolidating conventional label printing at our Cincinnati plant.
   A significant portion of the in-mold production occurs at the Scottsburg facility which had increased production volumes in 1994. Due to 1994 operating inefficiencies associated with the expanded product offerings, reduction in order quantities, and certain reimbursements in 1993 resulting from the flood in Scottsburg, the 1994 gross profit related to this facility declined.
   A major factor in the gross profit margin decline was the production disruptions attributed to the restructuring initiatives. These additional costs include third-party printing costs of approximately $824,000, inefficiencies in the existing operations as a result of the equipment installation and higher waste of approximately $804,000, additional engravings of approximately $254,000 and other costs of approximately $182,000. These costs are expected to return to more normal levels in early 1995.
   In the first half of the year, the Graphics Division also had an unfavorable impact on gross profit as compared to the prior year (approximately $300,000) due to operational problems. During the third quarter of 1994, the Company entered into a training and consulting agreement with a European engraver to increase efficiency and improve the quality of operations. Operating performance in the fourth quarter at the Graphics facility reached record levels.

- ----------------------------------------------------------------
                     1994        1993        Change    % Change
Selling,
  General and
  Administrative
  Expenses         $6,384,346  $6,211,331    $173,015    2.8%
As a % of Sales       9.8%         9.5%       .3%
- ----------------------------------------------------------------

   Selling, general and administrative expenses increased in 1994 primarily due to continued investments in marketing and customer service (approximately $200,000), consulting fees (approximately $160,000) to assist with the current year's restructuring initiative and realization of a property tax credit recorded in 1993 (approximately $100,000). These increases were partially offset by a $400,000 reduction in incentive compensation.

- ----------------------------------------------------------------
                     1994        1993        Change   % Change
Restructuring
  Charge          $1,777,187       -       $1,777,187
- ----------------------------------------------------------------

   The restructuring charge primarily relates to closing the Lockport facility. The restructuring plan was designed to enhance future profitability by reducing excess capacity and administrative costs. This charge includes the estimated loss on the sale of the facility and other equipment and the related relocation of certain equipment to Cincinnati (approximately $996,000), severance arrangements (approximately $607,000), and certain other costs (approximately $174,000). The additional production related costs and inefficiencies arising from the Lockport closure are excluded from the restructuring charge and are included in operating results as incurred. The carrying value of the Lockport facility and equipment has been reduced to estimated net realizable value.
   In the second quarter of 1994, the Company announced a $3,900,000 restructuring charge and this amount was subsequently adjusted downward to $1,777,000 to more clearly differentiate the costs directly related to the consolidation of our conventional label business from the incremental operating costs associated with the resulting disruptions. The change reflects the reclassification of costs (primarily to cost of goods sold) and the refinement of the plan and related estimates.

- ----------------------------------------------------------------
                  1994        1993        Change   % Change
Interest
  Expense     $1,132,553  $1,139,182    $(6,629)    (.6%)
- ----------------------------------------------------------------

   Interest expense decreased due to lower interest rates on the Company's floating rate debt; however, most of the decrease was offset by higher guarantee and letter of credit fees.
   The Company recorded an income tax credit in 1994 related to the current year loss. Essentially all of the cumulative regular losses have been benefited for financial reporting purposes.
   The Company recorded a net loss for 1994 of $4,335,000 or a decrease of $5,745,000 from the net income of $1,410,000 in 1993, due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
   In July 1994, the Company entered into a new Credit Agreement with PNC Bank, Ohio, National Association, and Star Bank, National Association extending through July 1997. This agreement was to provide available borrowings under the revolving line of credit of up to a maximum of $5 million, subject to certain borrowing base limitations, and to provide for up to an additional $1.4 million of long-term financing for capital expenditures. During the year, the Company was in violation of certain of its financial covenants and received waivers from its lenders with respect to these violations until April 2, 1995. In connection with the waivers, the Credit Agreement was amended to restrict the borrowing base and increase the interest rate and fees applicable to the
borrowings under the Credit Agreement.   Additionally, the $1.4 million term
loan and lease lines are available only on a case by case basis with bank approval. As of June 29, 1995, approximately $700,000 was available for borrowing under the revolving line of credit.

   The Company remains in violation of certain covenants; however, management is continuing negotiations with its lenders to amend or restructure its financing agreements with the objective of agreeing on a long-term loan agreement. In addition, the Company is exploring other alternatives to enable the Company to increase its capital available for operations and investment.
In the short-term, management also intends to continue its focus on working capital management and reducing unprofitable conventional label operations and other expenses to provide operating liquidity.
   Cash used in operating activities was $1.1 million in 1995 compared to cash provided by operating activities of $1.7 million in 1994. The decline was primarily due to the 1995 operating loss offset by reductions in inventories. The Company's working capital (deficit) was ($17.0) million as compared to $2.8 million at the end of 1995 and 1994, respectively. The resulting current ratios were .47 to 1 and 1.2 to 1, respectively. The deterioration in the working capital was primarily attributable to the classification of the otherwise long-term debt as short-term debt as a result of the Company's violation of certain covenants as discussed above. At April 2, 1995 and June 29, 1995, the Company was current in its principal and interest payments on all debt.

INFLATION
   The Company does not believe that its operations have been materially affected by inflation.

STATEMENTS OF OPERATIONS
For the Years Ended April 2, 1995,  April 3, 1994 and March 28, 1993

- --------------------------------------------------------------------------------------------------------------------------
                                                               1995                      1994                     1993
- --------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 61,776,951              $ 65,402,821             $65,867,927
Cost of goods sold (Note 9)                                   58,973,910                62,844,483              56,309,455
- --------------------------------------------------------------------------------------------------------------------------
    GROSS PROFIT                                               2,803,041                 2,558,338               9,558,472
Selling, general and administrative expenses                   6,255,948                 6,384,346               6,211,331
Restructuring charge (income) (Note 11)                      (    85,000)                1,777,187                       -
Impairment loss on long-lived assets (Note 1)                  3,800,000                         -                       -
- --------------------------------------------------------------------------------------------------------------------------
    OPERATING INCOME (LOSS)                                  ( 7,167,907)              ( 5,603,195)              3,347,141
Interest expense                                               1,440,575                 1,132,553               1,139,182
Other expense, net                                               161,300                   132,685                 208,797
- --------------------------------------------------------------------------------------------------------------------------
    INCOME (LOSS) BEFORE PROVISION (CREDIT)
      FOR INCOME TAXES                                       ( 8,769,782)              ( 6,868,433)              1,999,162
Provision (credit) for income taxes (Note 5)                 (   246,537)              ( 2,533,000)                768,812
- --------------------------------------------------------------------------------------------------------------------------
    INCOME (LOSS) BEFORE EXTRAORDINARY
      ITEM AND CUMULATIVE EFFECT OF
      ACCOUNTING CHANGE                                      ( 8,523,245)              ( 4,335,433)              1,230,350
Extraordinary item  (Note 3)                                     225,000                         -                       -
    INCOME (LOSS) BEFORE CUMULATIVE EFFECT
      OF ACCOUNTING CHANGE                                   ( 8,748,245)              ( 4,335,433)              1,230,350
Cumulative effect, for years ended prior to
  March 30, 1992, of change in accounting for
  income taxes (Note 2)                                                -                         -                 180,000
- --------------------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                       $ (8,748,245)            $ ( 4,335,433)            $ 1,410,350
- --------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                            2,168,577                 2,151,006               2,194,837
- --------------------------------------------------------------------------------------------------------------------------
Per share information:
  Earnings (loss) before extraordinary item
    and cumulative effect of accounting change              $(      3.93)             $(      2.02)            $       .56
  Extraordinary item                                        $(       .10)                        -                       -
  Earnings (loss) before cumulative effect
    of accounting change                                    $(      4.03)             $(      2.02)            $       .56
  Cumulative effect of accounting change (Note 2)                      -                         -                     .08
- --------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss) per common and common
    equivalent share                                        $(      4.03)             $(      2.02)            $       .64
- --------------------------------------------------------------------------------------------------------------------------

The accompanying notes to financial statements are an integral part of these statements.

BALANCE SHEETS
As of April 2, 1995 and April 3, 1994

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                1995                1994
- ----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                 $    16,533        $    10,670
  Accounts receivable-
    Trade (Note 3)                                                                            7,499,182          7,476,374
    Other                                                                                       136,184            546,434
  Note receivable (Note 8)                                                                       67,237                  -
  Inventories (Note 3)                                                                        6,661,670          8,293,734
  Deferred tax benefit (Note 5)                                                                 604,000            330,000
  Prepaid expenses, supplies and other                                                          113,559             89,001
- ----------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                     15,098,365         16,746,213
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 3)                                           19,789,274         25,183,723
SINKING FUND DEPOSITS (Note 3)                                                                  400,000                  -
DEFERRED CHARGES, net                                                                           148,711             81,998
NOTE RECEIVABLE (Note 8)                                                                        372,996                  -
NOTES RECEIVABLE FROM OFFICERS/SHAREHOLDERS (Note 8)                                            149,417            108,883
- ----------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                            $35,958,763        $42,120,817
- ----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-term debt (Note 3)                                                                  $ 4,104,901        $   683,875
  Current portion of long-term debt (Note 3)                                                  1,093,087            711,112
  Long-term debt subject to acceleration (Note 3)                                            14,700,000                  -
  Accounts payable                                                                            9,596,695          9,818,894
  Accrued liabilities-
    Payroll benefits and related taxes                                                        1,668,351          1,498,959
    Vacations                                                                                   426,256            420,112
    Real estate and personal property taxes                                                     390,678            435,200
    Interest and other                                                                          101,754             34,186
    Income taxes (Note 5)                                                                        47,078             50,000
    Restructuring charge (Note 11)                                                                    -            339,651
- ----------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                32,128,800         13,991,989
LONG-TERM DEBT (Note 3)                                                                           8,003         15,404,247
DEFERRED INCOME TAXES (Note 5)                                                                  604,000            439,867
DEFERRED COMPENSATION (Note 4(d))                                                                     -            288,258
PENSION LIABILITY (Note 4(a))                                                                   219,895            178,618
- ----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                        32,960,698         30,302,979
- ----------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' INVESTMENT (Notes 3 and 7):
  Preferred stock, no par value; 1,000,000 shares authorized,
    none issued                                                                                       -                  -
  Common stock, no par value; 10,000,000 shares authorized,
    2,172,569 and 2,151,006 shares issued and outstanding at April 2, 1995
    and April 3, 1994, respectively                                                             217,257            215,101
  Paid-in capital                                                                             9,140,334          9,013,340
  Retained earnings (accumulated deficit)                                                   ( 5,900,413)         2,847,832
  Excess of additional pension liability over
    unrecognized prior service cost (Note 4(a))                                              (  459,113)        (  258,435)
- ----------------------------------------------------------------------------------------------------------------------------
    Total shareholders' investment                                                            2,998,065         11,817,838
- ----------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' investment                                          $35,958,763        $42,120,817
- ----------------------------------------------------------------------------------------------------------------------------

The accompanying notes to financial statements are an integral part of these balance sheets.

STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Years Ended April 2, 1995,  April 3, 1994 and March 28, 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                     Retained
                         Number of                                   Earnings     Additional
                           Shares        Common        Paid-In     (Accumulated    Pension       Treasury
                        Outstanding      Stock         Capital       Deficit)     Liability       Stock         Total
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  March 29, 1992          2,151,006      $215,101     $9,217,635    $5,772,915      $       -    $       -     $15,205,651
ADD (DEDUCT):
  Net income                      -             -              -     1,410,350              -            -       1,410,350
  Purchases of
    treasury stock       (    5,000)            -              -             -              -     ( 43,750)     (   43,750)
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  March 28,1993           2,146,006       215,101      9,217,635     7,183,265              -     ( 43,750)     16,572,251
ADD (DEDUCT):
  Net loss                        -             -              -    (4,335,433)             -            -      (4,335,433)
  Purchases of
    treasury stock       (   24,337)            -              -             -              -     (209,867)     (  209,867)
  Sale and distribution
    of treasury stock        29,337             -     (  204,295)            -              -      253,617          49,322
  Additional pension
    liability                     -             -              -             -       (258,435)           -      (  258,435)
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  April 3, 1994           2,151,006       215,101      9,013,340     2,847,832       (258,435)           -      11,817,838
ADD (DEDUCT):
  Net loss                        -             -              -    (8,748,245)             -            -      (8,748,245)
  Purchases of
    treasury stock       (    8,733)            -              -             -              -     ( 87,330)    (    87,330)
  Sale and distribution
    of treasury stock         8,733             -    (    37,115)            -              -       87,330          50,215
  Sale of common stock       21,563         2,156        164,109             -              -            -         166,265
  Additional pension
    liability                     -             -              -             -       (200,678)           -       ( 200,678)
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  April 2,1995            2,172,569      $217,257     $9,140,334   $(5,900,413)     $(459,113)   $       -     $ 2,998,065
===============================================================================================================================

The accompanying notes to financial statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS
For the Years Ended April 2, 1995,  April 3, 1994 and March 28, 1993


- ------------------------------------------------------------------------------------------------------------------------------------
                                                                              1995                1994              1993
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                        $(8,748,245)       $(4,335,433)       $1,410,350
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities-
    Depreciation and amortization                                            2,751,975          2,653,600         2,437,581
    Increase (decrease) in deferred income taxes, net                       (  109,867)        (2,169,299)          415,716
    Increase (decrease) in non-current deferred compensation, net           (  288,258)        (  215,707)          133,958
    Increase in non-current pension obligation, net of equity charge        (  158,195)        (   87,067)                -
    (Increase) decrease in notes receivable                                 (   30,767)            53,427        (  162,310)
    Net decrease in accounts receivable, inventories
      and prepaid expenses, supplies and other                               1,994,948             88,314           400,638
    Net increase (decrease) in accounts payable and accrued
      liabilities (excluding restructuring charge)                          (   26,539)         4,750,703        (  314,097)
    Restructuring charges                                                   (   85,000)         1,777,187                 -
    Payment of restructuring liabilities                                    (  195,450)        (  824,156)                -
    Impairment loss on long-lived assets                                     3,800,000                  -                 -
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                     (1,095,398)         1,691,569         4,321,836
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net                                                 (1,527,496)        (1,375,991)       (2,830,942)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                   (1,527,496)        (1,375,991)       (2,830,942)
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in revolving line of credit, net                       3,421,026             93,375        (1,090,085)
  Sinking fund payments                                                     (  400,000)                 -                 -
  Treasury stock, net                                                       (   37,115)        (  160,545)       (   43,750)
  Proceeds from issuance of common stock, net                                  166,265                  -                 -
  Proceeds from long-term debt                                                       -             11,640                 -
  Repayment of long-term debt                                               (  314,269)        (  311,602)       (  312,967)
  Capitalized bank fees                                                     (  207,150)        (   20,000)       (   29,267)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                      2,628,757         (  387,132)       (1,476,069)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                         5,863         (   71,554)            14,825
CASH AND CASH EQUIVALENTS, beginning of year                                    10,670             82,224             67,399
- ------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                     $    16,533        $    10,670         $   82,224
- ------------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
  Interest paid                                                            $ 1,344,411        $ 1,162,650         $1,108,440
  Income taxes paid (refunds received)                                     $(  550,740)       $    63,784         $  406,932
Supplemental Disclosure of Non Cash Activities:
  Restructuring charge (Note 11)                                           $    59,201        $   613,380         $        -
  Note receivable from sale of Lockport facility (Note 8)                  $   450,000        $         -         $        -
- ------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
April 2, 1995,  April 3, 1994 and March 28, 1993

(1) THE COMPANY
    Multi-Color Corporation (the Company) primarily supplies printed labels and engravings to various name brand consumer products companies located throughout the United States.
    The Company has suffered recurring losses from operations, is in violation of certain loan covenants that give the lenders the right to accelerate the due date of their loans and has a working capital deficiency principally arising out of the short-term classification of its debt which raises substantial doubt about the Company's ability to continue as a going concern.
    Management's plans to address this situation include expanding profitable operations, particularly its in-mold and cylinder engraving activities, as well as reducing unprofitable conventional label operations while continuing to reduce expenses. Management's operating plans include initiatives to reduce the losses experienced at the Cincinnati location. In recognition of this situation, management has recorded a $3,800,000 impairment loss in 1995 on certain long-lived assets at the Cincinnati location to reduce the carrying cost to the fair value as generally determined by an independent appraiser. Management is continuing negotiations with its lenders to amend or restructure its financing agreements with the objective of agreeing on a long-term loan agreement in the near future and is exploring other alternatives to enable the Company to increase its capital available for operations and investment. It is not certain, however, that planned operating results will be realized, existing financing agreements will be amended or restructured or capital alternatives acceptable to the Company will be available.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) FISCAL YEAR
    The fiscal year of the Company commences on the Monday closest to March 31. The twelve months ended April 2, 1995 have been designated as fiscal 1995.

(B) REVENUE RECOGNITION
    Sales and related costs of goods sold are recognized upon shipment to the customers or as specified by the terms of the related contracts.

(C) CASH AND CASH EQUIVALENTS
    Cash and cash equivalents include operating cash accounts and money market funds.

(D) INVENTORIES
    Inventories are stated at the lower of FIFO (first-in, first-out) cost or market. Inventories as of year end consisted of the following:

- -------------------------------------------------------------
                                   1995               1994
- -------------------------------------------------------------
Finished goods                  $3,128,973        $3,890,039
Work-in-process                  1,471,469         1,971,661
Raw materials                    2,061,228         2,432,034
- -------------------------------------------------------------
                                $6,661,670        $8,293,734
=============================================================

(E) PROPERTY, PLANT AND EQUIPMENT
   Property, plant and equipment consisted of the following as of year end:

- -------------------------------------------------------------
                                 1995               1994
- -------------------------------------------------------------
Land and buildings            $ 3,815,795        $ 3,627,986
Machinery and equipment        28,374,906         30,859,939
Furniture and fixtures          1,172,608          1,139,197
Construction in progress           34,628            552,520
- -------------------------------------------------------------
                               33,397,937         36,179,642
Accumulated depreciation      (13,608,663)       (10,995,919)
- -------------------------------------------------------------
                              $19,789,274        $25,183,723
=============================================================

    Property, plant and equipment are stated at the lower of fair value or cost (Note 1). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

 Building   . . . . . . . . . . . . . . . . 20-30 years
 Machinery and equipment  . . . . . . . . .  3-15 years
 Furniture and fixtures   . . . . . . . . .  5-10 years

(F) DEFERRED CHARGES
    Deferred charges, net, consist primarily of costs associated with the 1995 refinancing of the credit agreement which are being amortized over the three year term of the agreement (Note 3).

(G) INCOME TAXES
    The Company provides for deferred taxes on temporary tax differences. Effective March 30, 1992, the Company elected to adopt Statement of
Financial Accounting Standards No. 109 "Accounting For Income Taxes." The cumulative effect of this change in income tax accounting as of March 30, 1992 was $180,000 ($.08 per share) and was reported as an increase in net earnings in the first quarter of 1993. This statement requires that deferred tax liabilities or assets be recorded using the tax rate expected to be in effect when taxes are actually paid or recovered.

(H) EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE
    Earnings (loss) per common and common equivalent share are computed by dividing net income (loss) by the weighted average number of common shares and related equivalents outstanding during the period. Common equivalent shares are shares issuable upon the exercise of stock options, when dilutive, net of shares assumed to have been repurchased with the proceeds. Due to the net loss in 1995 and 1994, common equivalent shares are excluded from the earnings (loss) per share calculation as they would be anti-dilutive.

(3) DEBT
   The components of the Company's debt are as follows:

- -----------------------------------------------------------------------------
                                                1995                  1994
- -----------------------------------------------------------------------------
SHORT-TERM DEBT
Revolving line of credit                    $ 4,104,901         $   683,875
=============================================================================
LONG-TERM DEBT
Bank term note, commercial paper rate
 plus 2%, secured by certain equipment,
 payable in monthly installments of
 $25,926 plus interest through April 1996   $   293,087         $   604,209
Cincinnati Industrial Revenue  Bonds,
 floating weekly rate, which approximates
 4% at April 2, 1995, scheduled balloon
 payment of $6,500,000  in November 2000      6,500,000           6,500,000
Scottsburg Industrial Revenue Bonds,
 floating weekly rate, which approximates
 4.8% at April 2, 1995, scheduled balloon
 payment of $5,750,000 in October 2009        5,750,000           5,750,000
Boone County Industrial Revenue Bonds,
 floating weekly rate, which approximates
 4.8% at April 2, 1995, scheduled balloon
 payment of $3,250,000 in December 2009       3,250,000           3,250,000
Other                                             8,003              11,150
- -----------------------------------------------------------------------------
                                             15,801,090          16,115,359
Less-current portion of debt and sinking
  fund payments                             ( 1,093,087)           (711,112)
    -debt subject to acceleration           (14,700,000)                  -
- -----------------------------------------------------------------------------
                                            $     8,003         $15,404,247
=============================================================================

   In 1995, the Company completed a new credit agreement with two banks to refinance its short-term debt and obtain new letters of credit to replace the existing letters of credit and guarantees which secure all three Industrial Revenue Bonds (the Bonds). The prepayment fees of $225,000 associated with the previous financing agreement have been expensed as an extraordinary item in the 1995 statement of operations. The new credit agreement is secured by substantially all assets of the Company and requires sinking fund payments of $200,000 per quarter beginning in October 1994 through the end of the term of the credit agreement.
   Under this credit agreement, the revolving line of credit provides for borrowings up to the lesser of $5,000,000 or specified percentages of trade receivables and inventories less $2,000,000. This revolving line of credit expires July 31, 1997 and related interest rates are based on prime rates or Eurodollar loan rates and the Company's leverage, as defined. At April 2, 1995, the average interest rate was 9.3% and the Company had approximately $900,000 in available borrowings.
   The letters of credit and revolving line of credit are also subject to certain covenants which, among others, require the Company to maintain certain leverage, working capital and cash flow ratios (as defined), and limit capital expenditures and dividends. As of April 2, 1995 and subsequent thereto, the Company was not in compliance with certain provisions of its credit agreement. Accordingly, borrowings subject to acceleration by the banks have been classified as a current liability in the accompanying 1995 balance sheet.
   With respect to the Bonds, the Company has the option to establish the Bonds' interest rate form (variable or fixed interest rate). When a fixed interest rate is selected, the fixed rate assigned will approximate the market rate for comparable securities. When a variable rate is selected or at the end of a fixed interest rate period the Bondholders reserve the right to demand payment of the Bonds. In the event that any of the Bondholders exercise their rights, a remarketing agent is responsible for remarketing the Bonds on a best efforts basis for not less than the outstanding principal and accrued interest. In the event the Bonds are not able to be remarketed and the letters of credit are exercised, the lender is committed to providing financing for up to 458 days. These letters of credit expire July 31, 1997.
   The credit agreement originally provided for additional borrowings of up to $1,400,000 to finance capital expenditures through July 31, 1995, converting to five-year term financing at that time. This availability was subsequently cancelled by the lenders.
   The fair market value of the Company's debt approximates book value.

(4) EMPLOYEE BENEFIT PLANS
(A) The Company has a defined benefit plan covering hourly employees at its Cincinnati facility who meet certain age and service requirements. The Company's funding policy is to contribute the recommended actuarially determined contribution. Pension costs are based on length of service after May 1, 1985 using the unit credit method.

   Net periodic pension cost includes the following components:

- -------------------------------------------------------------------------------
                                  1995          1994             1993
- -------------------------------------------------------------------------------
Service cost-benefits
 earned during period          $(166,698)     $(160,912)      $(118,053)
Interest cost on projected
 benefit obligations            (116,499)      ( 96,115)       ( 79,950)
Actual return (loss) on
 plan assets                    ( 57,395)         4,936        (  1,978)
Net amortization, deferral
 and other                       153,592         79,091          82,981
- -------------------------------------------------------------------------------
Total net periodic
 pension costs                 $(187,000)     $(173,000)      $(117,000)
===============================================================================

   The actuarial assumptions used were:

- -------------------------------------------------------------------------------
                                  1995          1994             1993
- -------------------------------------------------------------------------------
Discount rate                     7 1/4%          7 1/4%             8%
Rate of return on assets             9%            9%                9%
- -------------------------------------------------------------------------------

   The following table sets forth the plan's funded status and amounts recognized in the Company's accompanying balance sheets:

- -------------------------------------------------------------------------------
                                                 April 2, 1995    April 3, 1994
- -------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested benefit obligation                         $1,845,462        $1,547,620
 Non-vested benefit obligation                         33,717            36,809
- -------------------------------------------------------------------------------
Accumulated benefit obligation                      1,879,179         1,584,429
- -------------------------------------------------------------------------------
Projected benefit obligation for
 services rendered to date                          1,879,179         1,584,429
Plan assets at fair value, primarily
 composed of equity securities                      1,385,435         1,255,811
- -------------------------------------------------------------------------------
Projected benefit obligation in
 excess of plan assets                                493,744           328,618
Prior service cost not yet recognized
 in net periodic pension cost                        (  6,045)         (  7,251)
Unrecognized net loss from past
 experience different from that assumed
 and effects of changes in assumptions               (459,113)         (258,435)
Adjustment to recognize minimum liability             465,158           265,686
- -------------------------------------------------------------------------------
Accrued pension cost                               $  493,744        $  328,618
- -------------------------------------------------------------------------------

(b) Hourly employees at the Company's Lockport facility participated in a union sponsored, collectively bargained, defined benefit multi-employer pension plan. The Company contributed approximately $84,000 and $125,000, respectively, to the plan in 1994 and 1993. These contributions were determined in accordance with the provisions of negotiated labor contracts and generally were based on the number of hours worked. Management believes there will be no unfunded withdrawal liability as a result of the closure of the Lockport facility in 1994 (Note 11).
(c) The Company has established a profit sharing/401(k) retirement savings plan which covers those employees who meet certain service requirements and are not participants in the other Company retirement plans discussed above.
The plan provides for voluntary contributions by the Company's employees up to a specified maximum percentage of gross pay. At the discretion of the Company's Board of Directors, the Company will contribute a specified matching percentage of the employee contributions. Company contributions in 1995, 1994 and 1993, approximated $93,000, $95,000 and $88,000, respectively, which represents one-half of the employee contributions not exceeding 6% of gross pay.
(d) The Company previously entered into deferred compensation agreements with certain officers/shareholders and management employees. Amounts due under deferred compensation agreements are classified as current liabilities at April 2, 1995. Interest on the deferred amounts accrued at 8 1/4%, 8% and 10% in 1995, 1994 and 1993, respectively.
(e) The Company allows retirees between the ages of 62 and 65 to continue to participate in its health plan. The retirees reimburse the Company a stipulated premium amount so the net cost to the Company is immaterial. The Company offers no other programs requiring recognition of the cost of postretirement or postemployment benefits under the Financial Accounting Standards Board statements on accounting for postretirement and postemployment benefits.
(f) During 1992 the Company established a supplemental retirement program for key executives which allows a maximum of $300,000 in loans to such employees with a maximum of $100,000 to any one individual. At April 2, 1995 and April
3, 1994, a $100,000 loan at no interest was outstanding under this program from an officer/shareholder (Note 8).
(g) During 1993 the Company established a supplemental retirement bonus program for key executives. The Company contributes a specified percentage of the eligible executive's pay. Expenses in 1995 and 1993 approximated $34,000 and $33,000, respectively. There were no contributions in 1994.
(h) The Company has an employee stock purchase plan whereby eligible employees may purchase up to 1,000 shares of Company stock per year through payroll deductions. The Company will contribute one bonus share for every four shares purchased up to a maximum of twenty bonus shares per year to any one employee; however, in 1995 the Company contributed cash rather than stock.

(5) INCOME TAXES
    The provision (credit) for income taxes, excluding the cumulative effect of the 1993 accounting change, includes the following components:

- -----------------------------------------------------------------------------------------------------------------------------
                                                                         1995                   1994                 1993
- -----------------------------------------------------------------------------------------------------------------------------
Currently payable (receivable)-
 Federal                                                              $(  255,000)           $(  415,000)        $345,000
 State and local                                                           47,000                 50,000           30,000
- -----------------------------------------------------------------------------------------------------------------------------
                                                                       (  208,000)            (  365,000)         375,000
- -----------------------------------------------------------------------------------------------------------------------------
Deferred-
 Federal
  Asset impairment loss                                                (1,292,000)                     -                -
  Depreciation                                                            252,000                321,000          634,000
  Tax net operating loss carryforward                                  (1,929,000)            (2,026,000)         170,000
  AMT credit carryforward                                                 156,000                415,000         (345,000)
  Self-insured benefits                                                   100,000                 12,000         (  9,000)
  Deferred compensation                                                     5,000                 13,000         ( 40,000)
  Restructuring charge                                                    279,000             (  279,000)               -
  Inventory reserves                                                   (  104,000)                     -                -
  Accrued rebates to customers                                         (   82,000)                     -                -
  Other, net                                                           (  228,000)            (  382,000)        (138,000)
  Valuation allowance                                                   3,157,000                      -                -
- -----------------------------------------------------------------------------------------------------------------------------
                                                                          314,000             (1,926,000)         272,000
- -----------------------------------------------------------------------------------------------------------------------------
 State and local                                                       (  353,000)            (  242,000)         122,000
- -----------------------------------------------------------------------------------------------------------------------------
                                                                      $(  247,000)           $(2,533,000)        $769,000
=============================================================================================================================

    The following is a reconciliation between the statutory federal income tax rate and the effective rate shown above:

                                                                  1995                    1994                   1993
- -----------------------------------------------------------------------------------------------------------------------------
                                                          AMOUNT       RATE        Amount      Rate        Amount       Rate
- -----------------------------------------------------------------------------------------------------------------------------
Computed provision (credit) for federal income taxes
  at the statutory rate                               $(3,058,226)     (34%)    $(2,335,267)   (34%)     $679,384       34%
State and local income taxes, net of federal income
  tax benefit                                          (  325,173)     ( 4%)     (  212,762)   ( 3%)       80,520        4%
Valuation allowance                                     3,156,604       35%              -       -              -        -
Other                                                  (   19,742)       -           15,029      -          8,908        -
- -----------------------------------------------------------------------------------------------------------------------------
                                                      $(  246,537)     ( 3%)    $(2,533,000)   (37%)     $768,812       38%
=============================================================================================================================

At year end the net deferred tax liability consisted of the following:

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                         1995                      1994
- ----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:

 Tax depreciation over book depreciation                                            $  (4,603,715)            $ (4,285,388)

 Other                                                                                 (   11,749)              (   72,531)
 State deferred, net of federal benefit                                                         -               (   88,000)
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                    $  (4,615,464)            $ (4,445,919)
- ----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Asset impairment loss                                                              $   1,292,000             $         -
 Deferred compensation                                                                    157,069                  162,385
 Vacation                                                                                 110,920                  105,390
 Self-insured benefits                                                                     22,156                  121,835
 Restructuring charge                                                                           -                  278,681
 Inventory reserves                                                                       136,153                        -
 Accrued rebates to customers                                                              82,196                        -
 Other                                                                                    511,158                  231,896
 AMT credit carryforward                                                                   70,980                  230,448
 Tax credit carryforward                                                                  137,436                  147,417
 State deferred tax asset, net of federal benefit                                         265,000                        -
 Net operating loss carryforward                                                        4,987,000                3,058,000
 Valuation allowance                                                                   (3,156,604)                       -
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                        4,615,464                4,336,052
- ----------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                          $           -             $ (  109,867)
- ----------------------------------------------------------------------------------------------------------------------------

   For tax reporting purposes, the Company has approximately $71,000 of alternative minimum tax (AMT) credits available for an indefinite period. The regular tax net operating loss of approximately $14,670,000 can be carried forward and used to reduce future taxable income in addition to tax credits of approximately $137,000 which can be carried forward through the following expiration dates:

                   Year                          Net Operating Losses                      Tax Credits
                ----------                       --------------------                     -------------
                   2005                               $         -                           $  25,000
                   2006                                 1,276,000                              48,000
                   2007                                 1,437,000                              37,000
                   2008                                   325,000                               9,000
                   2009                                 5,959,000                              18,000
                   2010                                 5,673,000                                   -
                                                     --------------                        -------------
                                                      $14,670,000                           $  137,000
                                                     ==============                        =============

   The valuation allowance is required due to the uncertainty of realizing the net deferred tax asset through future operations.

(6) MAJOR CUSTOMERS
   During 1995, 1994 and 1993, sales to three companies and their related subsidiaries and divisions approximated 42%, 44% and 41%, respectively, of the Company's net sales individually presented as follows:

                      1995             1994             1993
                  -----------       ----------       ----------
                      16%              18%              16%
                      16%              17%              15%
                      10%                9%             10%
                  -----------       ----------       ----------
                      42%              44%              41%
                  ===========       ==========       ==========

   In addition, the year end accounts receivable balances of these companies approximated 25%, 28% and 31% of the Company's total trade receivable balance at year end 1995, 1994 and 1993, respectively. The Company believes that sales to the second largest customers will decrease by approximately one-third.

(7) STOCK OPTIONS
   As of April 2, 1995, 550,413 of the authorized but unissued common shares were reserved for issuance to key employees and directors under the Company's qualified and non-qualified stock option plans. The applicable options vest ratably over a three to five year period. A summary of the changes in the options outstanding during 1995, 1994 and 1993 is set forth below:

- ---------------------------------------------------------------------------------------------------------------------
                                                                                  Number of         Option Price
                                                                                   Shares          Range (Per Share)
- ---------------------------------------------------------------------------------------------------------------------
Outstanding at March 29, 1992                                                      314,540           $5.75-$12.63
 Granted                                                                           164,800             6.50-9.25
 Exercised                                                                        ( 55,040)            6.32-6.75
 Expired                                                                          (118,300)               6.32
- ---------------------------------------------------------------------------------------------------------------------
Outstanding at March 28, 1993                                                      306,000           $5.75-$12.63
 Granted                                                                           105,000             9.25-11.00
 Exercised                                                                        ( 19,900)             5.75-6.75
 Cancelled                                                                        ( 28,100)            5.75-12.63
- ---------------------------------------------------------------------------------------------------------------------
Outstanding at April 3, 1994                                                       363,000           $5.75-$12.63
 Granted                                                                            51,500             4.65-9.25
 Exercised                                                                        ( 15,187)               5.75
 Cancelled                                                                        ( 39,700)            5.75-12.63
 Expired                                                                          ( 25,000)              12.63
- ---------------------------------------------------------------------------------------------------------------------
Outstanding at April 2, 1995                                                       334,613           $4.65-$12.63
- ---------------------------------------------------------------------------------------------------------------------
Exercisable (vested) options at April 2, 1995                                      199,896           $5.75-$12.63
=====================================================================================================================

(8)  NOTES RECEIVABLE
   The components of notes receivable are summarized as follows:

- ---------------------------------------------------------------------------------------------------------------------
                                                                                    1995                   1994
- ---------------------------------------------------------------------------------------------------------------------
Officer/shareholder note established under the
 supplemental retirement program (Note 4(f))                                      $100,000              $100,000

Other employee notes                                                                49,417                 8,883
- ---------------------------------------------------------------------------------------------------------------------
                                                                                  $149,417              $108,883
- ---------------------------------------------------------------------------------------------------------------------
Note receivable related to the sale of the Lockport
 facility, interest at 9%, payable in monthly installments
 through July 1999, secured by a mortgage on the
 property and personal guarantees                                                 $440,233              $      -
- ---------------------------------------------------------------------------------------------------------------------
Less-current portion                                                               (67,237)                    -
- ---------------------------------------------------------------------------------------------------------------------
                                                                                  $372,996              $      -
=====================================================================================================================

 (9) SCOTTSBURG FLOOD
     On August 8, 1992 the Scottsburg plant experienced a flash flood which completely shut down the facility. Management believes that the property and business interruption insurance covered substantially all damages and loss of income. The Company recorded the claim proceeds in 1993 as follows:

- --------------------------------------------------------------------------------------------------
Reimbursements for operating expenses and lost profits included in cost of sales        $3,149,000
Reimbursements for balance sheet items
 Inventory                                                                               1,661,000
 Property, plant and equipment                                                             751,000
 Other                                                                                     336,000
- --------------------------------------------------------------------------------------------------
Claims approved                                                                         $5,897,000
- --------------------------------------------------------------------------------------------------

(10) COMMITMENTS AND CONTINGENCIES
(A)  OPERATING LEASE AGREEMENTS
     During 1994, the Company entered into a leasing arrangement that provided for total availability of $609,000 from a bank. As of April 2, 1995 and April 3, 1994, the Company had utilized $405,000 and $272,000, respectively, of the total lease arrangement. During 1995, the bank limited the availability to $405,000. The Company also has certain other miscellaneous equipment leases. Rent expense during 1995 was approximately $106,000. Rent expense in 1994 and 1993 was nominal.
     The annual future minimum rental obligations as of April 2, 1995 are as follows:

                  Year
- --------------------------------------------------------------------------------------------------
                  1996                                                            $157,000
                  1997                                                             153,000
                  1998                                                             118,000
                  1999                                                              17,000
                  2000                                                               2,000
- --------------------------------------------------------------------------------------------------
                 Total                                                            $447,000
- --------------------------------------------------------------------------------------------------

(B)  ENVIRONMENTAL MATTERS
     The Company is a party to an administrative action brought by the Indiana Department of Environmental Management (IDEM) concerning alleged violations of certain air emissions standards at its Scottsburg location. The IDEM and the Company have tentatively reached an agreement whereby a civil penalty would be assessed of up to $235,000 which the Company accrued and expensed in 1995. In connection with this agreement, the Company will commit to install certain environmental control equipment and structures having a total cost of approximately $600,000 in 1996.

(C)  LITIGATION
     Litigation is instituted from time to time against the Company which involves routine matters incident to the Company's business. In the opinion of management, the ultimate disposition of such litigation will not have a material effect upon the Company's financial statements.

(11) RESTRUCTURING PLAN
   The Company began implementing a restructuring plan in the second quarter of 1994 which resulted in a pre-tax charge to operating results of $1,777,187 primarily related to closing the Lockport facility. The restructuring charge included the anticipated loss and holding costs on property, plant and equipment to be disposed of, severance pay, and certain other costs. During 1995 the restructuring plan was completed and the difference of $85,000 between the estimated and actual costs was recorded as income.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Shareholders and Directors of Multi-Color Corporation:
   We have audited the accompanying balance sheets of Multi-Color Corporation (an Ohio corporation) as of April 2, 1995 and April 3, 1994, and the related statements of operations, shareholders' investment and cash flows for each of the three fiscal years in the period ended April 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Color Corporation as of April 2, 1995 and April 3, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended April 2, 1995, in conformity with generally accepted accounting principles.
   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 3 to the financial statements, the Company has suffered recurring losses from operations, is in violation of certain loan covenants that give the lenders the right to accelerate the due date of their loans, and has a net working capital deficiency that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
   As discussed in Note 2 (g) to the financial statements, effective March 30, 1992, the Company changed its method of accounting for income taxes.

/S/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 28, 1995

DIRECTORS AND OFFICERS

DIRECTORS
Burton D. Morgan
Chairman of the Board
(President of Basic Search, Inc.)

John C. Court

Lorrence T. Kellar (1)
(Group Vice President of  The Kroger Co.)

John D. Littlehale (1)

David H. Pease, Jr. (1)
(Chairman of Pease Industries, Inc.)

(1) Audit Committee Member

OFFICERS
John C. Court
President and Chief Executive Officer

John D. Littlehale
Vice President and Secretary

William R. Cochran
Vice President and Chief Financial Officer

John R. Voelker
Vice President

Donald E. Goben, Sr.
Vice President

SHAREHOLDER INFORMATION
   Multi-Color's shares are traded in the over-the-counter market under the NASDAQ-NMS symbol LABL.

ANNUAL MEETING NOTICE
   Multi-Color's 1995 annual meeting of shareholders will be held at 12:00 noon, Eastern time on August 8, 1995, at the Company's offices located at 4575 Eastern Avenue, Cincinnati, Ohio. Shareholders of record at the close of business June 15, 1995, will be entitled to vote at this meeting.

CORPORATE HEADQUARTERS
Multi-Color Corporation
4575 Eastern Avenue
Cincinnati, Ohio 45226
(513) 321-5381

TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
Fifth Third Center
Cincinnati, Ohio 45263
   Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of Fifth Third Bank at the above address.

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Cincinnati, Ohio 45202

CORPORATE COUNSEL
Keating, Muething & Klekamp
Cincinnati, Ohio 45202

FORM 10-K/INVESTOR CONTACT
   A copy of the Company's Form 10-K annual report as filed with the Securities and Exchange Commission is available to shareholders without charge upon written request. These requests and other inquiries should be directed to William R. Cochran, Vice President and Chief Financial Officer, Multi-Color Corporation, 4575 Eastern Avenue, Cincinnati, Ohio 45226.

MARKET INFORMATION
   The Company's shares trade in the over-the-counter market under the NASDAQ-NMS symbol LABL. The following table represents the high and low sales prices for Multi-Color's common stock as reported in the NASDAQ National Market System for fiscal years 1994 and 1995.

                                         PRICE
                                 --------------------
FISCAL 1994                        HIGH         LOW
                                 --------------------
First quarter                    $11.25        $ 8.25
Second quarter                    12.00          8.75
Third quarter                     12.25         10.00
Fourth quarter                    10.63          9.25
Year ended April 3, 1994         $12.25        $ 8.25

                                         PRICE
                                 --------------------
FISCAL 1995                        HIGH         LOW
                                 --------------------
First quarter                    $10.00        $ 9.25
Second quarter                    10.00          7.00
Third quarter                      8.75          5.50
Fourth quarter                     6.00          4.00
Year ended April 2, 1995         $10.00        $ 4.00

   As of June 15, 1995, there were 465 shareholders of record of the Company's common stock.

DIVIDEND POLICY
   Multi-Color currently intends to retain its earnings to fund its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's financing agreements restrict the payment of dividends.