Form 10-K, Exhibit 13
period 1997-03-30
MULTI COLOR CORP
filed 1997-06-27
CIK 819220

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
   The following table shows, for the periods indicated, certain components of the Company's consolidated statements of operations as a percentage of net sales and the percentage changes in the dollar amounts of such components compared to the indicated prior period.

                                                                                                           Period to Period Change
                                                                                                           -------------------------
                                                                                                           Fiscal 1996   Fiscal 1995
                                                                       Percentage of Net Sales                   to           to
                                                                 -----------------------------------
                                                                   1997         1996            1995        Fiscal 1997  Fiscal 1996
------------------------------------------------------------------------------------------------------------------------------------

Net Sales                                                        100.0%         100.0%         100.0%         (13.1%)        (10.4%)
Cost of Goods Sold                                                82.8%          84.6%          95.5%         (14.9%)        (20.5%)
     Gross Profit                                                 17.2%          15.4%           4.5%          (2.8%)        203.5%
Selling, General & Administrative Expenses                        11.8%          10.4%          10.1%          (1.3%)         (7.8%)
Restructuring Charge                                                 -              -            (.1%)            -         (100.0%)
Impairment Loss on Long-Lived Assets                                 -             .2%           6.1%         (100.0%)       (97.1%)
     Operating Income                                              5.4%           4.8%         (11.6%)          (2.0%)       136.7%
Interest Expense                                                   2.1%           2.6%           2.3%          (28.9%)        (1.2%)
Other                                                              (.1%)           .1%            .3%         (211.0%)       (66.3%)
     Income (Loss) Before Taxes                                    3.4%           2.1%         (14.2%)          41.0%        113.2%
Credit for income taxes                                              -            (.1%)          (.4%)        (100.0%)       (85.0%)
Extraordinary Item- Loss on Extinguishment
    of Debt                                                          -              -             .4%             -              -
     Net Income (Loss)                                             3.4%           2.2%         (14.2%)          36.6%         113.7%

Comparison of Fiscal Years Ended March 30, 1997 and March 31, 1996

                                     1997                       1996                     Change                         % Change
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                        $48,142,920                 $55,374,711                 $(7,231,791)                      (13.1%)

   The 1997 decrease in sales resulted from the combination of the anticipated decline in conventional label sales and a change in mix in the in-mold label market resulting in a small revenue decline offset by an increase in cylinder sales. Conventional label sales declined $6,348,000 to approximately $12,552,000 in 1997. The decline in conventional label business was the result of the Company eliminating some unprofitable conventional label activities and the reduced sales to one major customer as the existing profitability did not meet the expected returns established by management. The Company is continuing its relationship with this customer and was awarded some new business which met the profitability standards. The Company continues to take steps to improve the profitability of its conventional label business and may experience further sales declines as a result of these efforts.
   Although 1997 unit volume was consistent with 1996, the Company's in-mold label sales decreased by $1,258,000 to approximately $32,742,000 in 1997. The decrease resulted from a change in mix in the in-mold market resulting in a small revenue decline; however, the Company has confidence in the long-term growth of the in-mold market. To accommodate this expected sales growth, the Company is doubling its printing capacity and adding both a new short-run, Italian-made press and a rebuilt press at the Scottsburg facility.
   Sales at the Graphics division increased $394,000 due to the division now providing the majority of the cylinder requirements for the Company's label customers. The Company is currently marketing its cylinder manufacturing capabilities externally to increase sales for this division. In anticipation of increased sales, the Company started a new subsidiary with

   Think Laboratories, Inc. of Kashiwa, Japan, through a corporation owned 80% by the Company and entitled Laser Graphic Systems, Incorporated. With this subsidiary, the cylinder making capacity of the Graphics division will be doubled.

                       1997           1996           Change %      Change
-----------------------------------------------------------------------------
Gross Profit      $  8,266,949    $  8,507,987    $ (241,038)     (2.8%)
As a % of Sales           17.2%           15.4%          1.8%         -

   The 1997 gross profit percentage of 17.2% represents the highest gross profit percentage in the Company's history. The Company's success at improving its consolidated gross profit percentage with lower sales volumes supports management's commitment to lower the Company's cost structure. Gross profit was favorably impacted by consistent levels of in-mold label sales which generate higher margins than conventional label sales, coupled with improved efficiency at the Scottsburg and Graphics divisions. Gross profit was also favorably impacted by the Company continuing its cost-cutting programs in 1997 at the Cincinnati division to handle the lower levels of conventional label sales. Additionally, the 1996 gross profit was favorably impacted by a one-time $300,000 "out of period" supplier claim settlement.
   With lower sales volumes in 1997 than in 1996, the 1997 Cincinnati gross profit performance was down slightly from 1996 gross profit performance. This resulted from a different mix of product being produced at Cincinnati in 1997 due to the successful transfer of all gravure in-mold label production to the Scottsburg plant during 1996. The Company has continued its cost containment programs at the Cincinnati plant to handle expected lower levels of conventional label sales and is focusing on growing those businesses that generate a positive contribution to gross profit.
   Scottsburg's gross profit increased over 1996 and was favorably impacted by higher sales volumes. Although an improvement in gross profit was realized, there was a slight decline in gross profit percentage due to an increase in employment to handle the production from the installation of the rebuilt and new Italian rotogravure presses. Additionally, during 1996, the division benefited from a one-time $300,000 "out of period" supplier claim settlement.
   The Graphics division realized an increase of $523,000 in 1997 gross profit over 1996. This was the result of the division providing the majority of the cylinder requirements for the Company's label customers. During 1997, the Company started a new entity with Think Laboratories, Inc. of Kashiwa, Japan, through a corporation owned 80% by the Company and entitled Laser Graphic Systems, Incorporated. With this subsidiary, the capacity of the Graphics division will be doubled and the Company is currently seeking new markets for its cylinder making capabilities to increase sales for this division.

                             1997            1996         Change   % Change
-------------------------------------------------------------------------------
Selling, General and
   Administrative
   Expenses            $  5,688,392    $  5,764,988    $ (76,596)     (1.3%)
As a % of Sales               11.8%           10.4%          1.4%         -

   Selling, general, and administrative expense decreased $77,000. This decrease was attributable to the Company no longer using an outside consulting firm during fiscal 1996 to assist with its equity financing offset by additional staffing to handle the Scottsburg plant expansion and the hiring of additional in-mold label sales personnel during fiscal 1997 to assist with the expected future growth of in-mold label sales.

                          1997        1996           Change       % Change
-------------------------------------------------------------------------------
Impairment Loss on
   Long-Lived Assets    $   -        $111,698       $(111,698)      (100.0%)

   In 1995, the Company recorded a $3,800,000 impairment loss due to the recurring losses at the Cincinnati location. This impairment loss reduced the carrying value of certain equipment at the Cincinnati location to fair value as generally determined by an independent appraiser. An overall management plan to restore the Cincinnati operations to profitability was initiated in 1995. This plan called for the elimination of unprofitable business activities in the conventional label division and the rationalization of the overhead cost structure to align it with the remaining business. While the remaining business was expected to be profitable, projected sales levels were expected to be lower. These expected lower sales levels resulted in the corresponding recording of the 1995 impairment loss against printing and finishing equipment. The additional impairment loss recorded in 1996 on printing equipment reflects management's ongoing assessment of expected sales levels, expected utilization of specific assets in meeting those sales levels, and the corresponding carrying value and fair value of such assets as established by an independent appraisal. The conclusion of this assessment in 1997 was that no additional impairment loss was required.

                             1997             1996          Change   % Change
-------------------------------------------------------------------------------
Interest Expense          $1,011,709      $1,423,022     $(411,313)      (28.9%)

   Interest expense decreased due to principal payments on the Company's Industrial Revenue Bonds.
   The Company recorded no amounts for income taxes in 1997 as it anticipates utilizing net operating loss carryforward benefits generated in prior periods. There is no net deferred tax balance.
   The Company recorded a net profit for 1997 of $1,627,000 or an increase of $436,000 from the net profit of $1,191,000 in 1996, due to the factors discussed above.
   Comparison of Fiscal Years Ended March 31, 1996 and April 2, 1995

                         1996            1995           Change      % Change
-------------------------------------------------------------------------------
Net Sales             $55,374,711    $61,776,951     $(6,402,240)     (10.4%)

   The 1996 decrease in sales was anticipated by management and was the direct result of declines in the conventional label business partially offset by increased in-mold label sales. Conventional label sales declined $7,900,000 to approximately $18,900,000 in 1996. The decline in conventional label business was the result of the Company eliminating some unprofitable conventional label activities and the reduced sales to one major customer. The expected declines from the 1995 sales levels accommodated management's successful implementation of cost-cutting strategies which positively impacted 1996 results. The Company continues to take steps to improve the profitability of its conventional label business and may experience further sales declines as a result of these efforts.
   The Company's in-mold label sales increased by $1,900,000 to approximately $34,000,000 in 1996. This increase resulted from increased penetration of the household cleaning product markets with both new and existing customers. The Company expects the in-mold label market to continue to increase due to higher volumes to existing customers and new business. To accommodate this expected sales growth, the Company is planning an expansion in capacity at its Scottsburg manufacturing division during 1997.
   Sales at the Graphics division declined $400,000 due to the decline in label sales and general industry conditions. To offset this decline, the Company is currently marketing its cylinder manufacturing capabilities to increase sales for this division.

                           1996             1995           Change     % Change
-------------------------------------------------------------------------------
Gross Profit         $  8,507,987     $  2,803,041    $  5,704,946       203.5%
As a % of Sales             15.4%            4.5%           10.9%              -

   The 1996 gross profit percentage of 15.4% represents the highest gross profit percentage in the Company's history. Gross profit was favorably impacted primarily by higher levels of in-mold label sales which generate higher margins than conventional label sales coupled with improved efficiency at the Scottsburg division. Additionally, the gross profit was favorably impacted by a one-time $300,000 supplier claim settlement, the cost-cutting programs initiated at Cincinnati to handle the lower levels of conventional label sales, and the transfer of all gravure in-mold label manufacturing to the Scottsburg division.
   With lower sales volumes in 1996 than in 1995, the 1996 Cincinnati gross profit performance exceeded the 1995 gross profit performance due to the cost containment program implemented by management to handle the expected lower levels of conventional label sales. The Company also eliminated unprofitable Cincinnati conventional label businesses and is focusing on growing those businesses that generate a positive contribution to gross profit.
   Scottsburg had record gross profit performance due to higher volumes from increased sales, the successful transfer of all gravure in-mold label production, lower waste, and improved efficiencies. The Company is planning to expand this facility and the division is expected to continue its upward growth. During 1996, the division benefited from the $300,000 one-time supplier claim settlement. Additionally, the gross profit was adversely impacted during 1995 by a $1,400,000 accrual for blocking (sticking together) of labels, which has successfully been resolved, and also accounts for the comparative improvement in gross profit.
   The Graphics division realized a decline of $252,000 in 1996 gross profit over 1995. This was the result of lower label sales in 1996 and general industry conditions. The Company is currently seeking new markets for its cylinder making capabilities to increase sales for this division.

                         1996           1995         Change        % Change
-------------------------------------------------------------------------------
Selling, General and
   Administrative
   Expenses           $5,764,988     $6,255,948      $(490,960)        (7.8%)
As a % of Sales            10.4%          10.1%             .3%             -

   The decrease in selling, general, and administrative expenses of $491,000 in 1996 was attributable to the implemented cost-cutting programs initiated during 1996. The reductions were partially offset by consulting services (approximately $213,000) utilized to assist with the Company's financial restructuring plan.

                             1996           1995       Change       % Change
-------------------------------------------------------------------------------
Restructuring Charge         $ -         $(85,000)      $85,000       (100.0%)

   During 1994, the Company incurred a $1,777,000 restructuring charge which primarily included the costs associated with consolidating operations and closing and disposing of the Lockport, Illinois, facility. The $85,000 credit realized during 1995 represents overaccrual of expenses associated with the restructuring.

                            1996          1995          Change        % Change
-------------------------------------------------------------------------------
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

                         1996              1995          Change      % Change
--------------------------------------------------------------------------------
Interest Expense        $1,423,022      $1,440,575      $(17,533)        (1.2%)

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

 LIQUIDITY AND CAPITAL RESOURCES
   In July 1994, the Company entered into a new Credit Agreement with PNC Bank, Ohio, National Association, and Star Bank, National Association, extending through July 1997. This agreement was to provide available borrowings under the revolving line of credit of up to a maximum of $5,000,000, subject to certain borrowing base limitations, and to provide for up to an additional $1,400,000 of long-term financing for capital expenditures. During 1995, the Company was in violation of certain of its financial covenants and received waivers from its lenders with respect to these violations until April 2, 1995. In connection with the waivers, the Credit Agreement was amended to restrict the borrowing base, increase the interest rate and fees applicable to the borrowings under the Credit Agreement, and restricted the $1,400,000 term loan and lease lines. The Company remained in violation of the cashflow coverage ratio, the leverage ratio, and the current ratio covenants until February 23, 1996, at which time, the Credit Agreement was restated. As the Company was in violation of certain covenants that gave the lenders the right to accelerate the due dates of their loans, the 1995 annual report was issued with the otherwise long-term debt classified as short-term. This resulted in a significant deterioration in the Company's working capital position.
   During 1996, management launched a three-tiered initiative designed to overcome the Company's financial difficulties. First was a plan to restore the Cincinnati operations to profitability as measured on an Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) basis. This plan is described in the "Comparison of Fiscal Years Ended March 31, 1996 and April 2, 1995" section. Second was a strategy to continue growing the in-mold label business while improving gross margins in this area. This strategy called for consolidating all the gravure in-mold label manufacturing in the Scottsburg facility thereby increasing operating efficiencies and operating leverage. The third aspect of the initiative called for the Company to raise approximately $3,000,000 in equity to strengthen the capital structure of the Company. The Company was successful in its efforts as four consecutive quarters of profitability resulted during 1996 each having EBITDA exceeding $1,000,000. Additionally, the Company was successful in raising $500,000 in equity prior to year-end 1996 and $2,418,000 during the first quarter of 1997, supporting its commitment to strengthen its overall financial structure.
   Regaining profitability during 1996 coupled with significant improvements in cashflow and debt reduction enabled the Company to restate its loan agreement with its lenders on February 23, 1996. The restated loan agreement provided for available borrowings under the revolving line of credit of up to $3,750,000 and a $500,000 standby letter of credit to purchase raw materials included as a sub-limit to the revolving credit facility. Additionally, the restated agreement allowed for annual capital expenditures not to exceed $1,500,000.
   With the infusion of equity, the Company expanded the Scottsburg division during 1997 by adding additional capacity. This added capacity supports the strategy of growing the in-mold label business. Recognizing the importance of this expansion program to the overall success of the Company, the lenders amended the restated loan agreement on May 2, 1996, permitting the asset acquisitions associated with the Scottsburg expansion. This amendment allowed total capital expenditures of $3,500,000 for 1997. Additionally, the associated covenants impacted by the increased capital expenditures were appropriately amended and the Company remains in compliance with the revised covenant requirements.
   On July 22, 1996, the February 23, 1996 restated loan agreement was amended to improve the borrowing base calculation, reduce the annual agency fees, and improve the reporting requirements of the Borrowing Base Certificate to a monthly versus weekly requirement. Additionally, the Company started a new entity with Think Laboratories, Inc. of Kashiwa, Japan, through a corporation owned 80% by the Company and entitled Laser Graphic Systems, Incorporated, during the second quarter to develop the market for engraving services in the United States. Although the banks previously had verbally consented to the creation of this subsidiary, the loan agreement required written consent. Therefore, the third amendment and waiver to the February 23, 1996 restated loan agreement was signed on October 31, 1996, whereby the lenders consented to the new company. The third amendment also increased the annual lease lines by $200,000 allowing the Company an annual exposure of $600,000 for rental payments under all lease agreements on real and personal property in support of the Company's Scottsburg plant expansion plans.
   On January 9, 1997, the Company and its lenders, PNC Bank, Ohio, National Association, and Star Bank, National Association, entered into a new Credit Agreement extending its revolving line of credit through July 31, 1998. The new loan agreement also provides for a $2,000,000 non-revolving credit facility expiring August 25, 1997. Borrowings under the revolving line of credit are limited to $4,500,000 and a $500,000 standby letter of credit to purchase raw materials is included as a sub-limit to the revolving credit facility. The agreement also allows the Company to make capital expenditures of $3,200,000 during fiscal year 1997, $2,600,000 during fiscal year 1998, and $1,800,000 during fiscal year 1999 in support of its capital expansion program. Unexpended amounts during one fiscal year can be accumulated and carried over to the next fiscal year. Additionally, the new agreement allows the Company an annual exposure of $600,000 for rental payments under all lease agreements on real and personal property. The new agreement also reduces the fee structure of the Company's loan portfolio and establishes reduced interest rates if certain performance targets are accomplished. The Company is in compliance with all covenants included in the agreements. No borrowing beyond the existing credit facilities is anticipated.
   PNC Bank, Ohio, National Association, and Star Bank, National Association, also entered into a new loan agreement on January 9, 1997 with Laser Graphic Systems, Incorporated providing a revolving line of credit of $500,000 until August 1, 1997, at which time, it will be converted to an evenly amortized term note due June 30, 2002.
   Cash provided by operating activities was $2,600,000 in 1997 compared to cash provided by operating activities of $3,800,000 in 1996. The decrease was primarily due to less significant reductions in inventories and accounts receivables in 1997 than occurred in 1996. The Company's working capital was $661,000 at the end of 1997 as compared to zero at the end of 1996. The resulting current ratios were 1.08 to 1 and 1 to 1, respectively. The improvement in working capital was primarily attributable to the reduction in accounts payable resulting from the infusion of equity. At March 30, 1997 and June 1, 1997, the Company was in compliance with its loan covenants and current in its principal and interest payments on all debt. As of June 16, 1997, approximately $1,600,000 was available under the revolving line of credit.

INFLATION
   The Company does not believe that its operations have been materially affected by inflation.

CONSOLIDATED STATEMENTS OF OPERATIONS

   For the Years Ended March 30, 1997, March 31, 1996 and  April 2, 1995
                                                                             1997           1996           1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                                              $ 48,142,920    $ 55,374,711    $ 61,776,951
Cost of goods sold                                                       39,875,971      46,866,724      58,973,910
-------------------------------------------------------------------------------------------------------------------

     Gross profit                                                         8,266,949       8,507,987       2,803,041
Selling, general and administrative expenses                              5,688,392       5,764,988       6,255,948
Restructuring charge (income) (Note 13)                                           -               -         (85,000)
Impairment loss on long-lived assets (Note 2 (f))                                 -         111,698       3,800,000
-------------------------------------------------------------------------------------------------------------------


     Operating income (loss)                                              2,578,557       2,631,301      (7,167,907)
Interest expense                                                          1,011,709       1,423,022       1,440,575
Minority interest in losses of subsidiary (Note 11)                         (13,424)              -               -
Other (income) expense, net                                                 (46,886)         54,311         161,300

-------------------------------------------------------------------------------------------------------------------

     Income (loss) before credit for income taxes                         1,627,158       1,153,968      (8,769,782)
Credit for income taxes (Note 5)                                                  -         (37,000)       (246,537)
-------------------------------------------------------------------------------------------------------------------

     Income (loss) before extraordinary item                              1,627,158       1,190,968      (8,523,245)
Extraordinary item (Note 3)                                                       -               -         225,000
-------------------------------------------------------------------------------------------------------------------


     Net income (loss)                                                 $  1,627,158    $  1,190,968    $ (8,748,245)
Weighted average shares and equivalents outstanding:
     Primary                                                              2,211,317       2,177,927       2,168,577
     Fully diluted                                                        2,823,533       2,200,595       2,168,577
-------------------------------------------------------------------------------------------------------------------
Per share information:
     Primary earnings (loss) before extraordinary item                $        0.62    $       0.55     $     (3.93)
     Extraordinary item                                               $           -               -     $     (0.10)
-------------------------------------------------------------------------------------------------------------------
Primary earnings (loss) per common and common
     equivalent share                                                 $        0.62    $       0.55     $     (4.03)
-------------------------------------------------------------------------------------------------------------------
Fully diluted earnings per common and common equivalent share         $        0.58    $       0.54     $     (4.03)
-------------------------------------------------------------------------------------------------------------------

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

   As of March 30, 1997 and March 31, 1996

                                                                                                      1997                1996
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents (Note 2(d))                                                            $     80,780     $     40,449
     Accounts receivable, net:
         Trade (Notes 3 and 9)                                                                           2,865,652        4,437,344
         Other                                                                                             383,515           38,266
     Note receivable (Note 8)                                                                              118,585          108,415
     Inventories (Notes 2(e) and 3)                                                                      5,092,074        4,745,535
     Deferred tax benefit (Note 5)                                                                         240,675          255,744
     Prepaid expenses, supplies and other                                                                   91,628           22,650
     Refundable income taxes                                                                                45,818           33,000
-----------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                            8,918,727        9,681,403
Property, Plant and Equipment, net (Notes 2(f) and 3)                                                   19,083,988       18,107,508
Equipment held for sale, net (Note 2(g))                                                                   144,248                -
Sinking Fund Deposits (Note 3)                                                                              74,451        2,236,939
Deferred Charges, net                                                                                        2,652           55,886
Note Receivable (Note 8)                                                                                   162,685          272,552
Note Receivable from Officer/Shareholder (Note 8)                                                          100,000          100,000
-----------------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                                 $ 28,486,751     $ 30,454,288
===================================================================================================================================
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
     Short-term debt (Note 3)                                                                         $  2,293,794     $  1,891,554
     Current portion of long-term debt (Note 3)                                                          1,003,133          952,910
     Current portion of capital lease obligations (Note 10)                                                114,497           58,028
     Accounts payable                                                                                    3,631,548        5,250,856
     Accrued liabilities:
         Payroll benefits and related taxes (Note 4(a))                                                    671,257          843,773
         Vacations                                                                                         115,051          300,115
         Real estate and personal property taxes                                                           348,430          309,467
         Interest and other                                                                                 79,932           78,003
-----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                       8,257,642        9,684,706
Long-Term Debt (Note 3)                                                                                  9,600,000       14,552,183
Capital Lease Obligations (Note 10)                                                                        301,687          320,907
Deferred Income Taxes (Note 5)                                                                             240,675          255,744
Deferred Compensation (Note 4(c))                                                                          691,920          603,139
Pension Liability (Note 4(a))                                                                                1,363          117,566
-----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                              19,093,287       25,534,245
-----------------------------------------------------------------------------------------------------------------------------------
Minority Interest (Note 11)                                                                                486,576                -
  ---------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 12)
Shareholders' Investment (Notes 3, 7 and 14):
     Preferred stock, no par value; 1,000,000 shares authorized,
      - 13,242 shares issued at March 30, 1997 and March 31, 1996
           (aggregate liquidation preference of $529,666) Series B                                         529,666          529,666
      - 52,500 shares issued at March 30, 1997
           (aggregate liquidation preference of $2,625,000) Series A                                     2,418,303                -
     Common stock, no par value; 10,000,000 shares authorized, 2,191,419 and
         2,172,569 shares issued at March 30, 1997 and March 31, 1996                                      218,052          217,257
     Paid-in capital                                                                                     9,174,645        9,140,334
     Accumulated deficit                                                                                (3,343,096)      (4,709,445)
     Excess of additional pension liability over unrecognized prior service cost (Note 4(a))               (45,682)        (257,769)
     Treasury stock, at cost; 10,900 shares                                                                (45,000)               -
-----------------------------------------------------------------------------------------------------------------------------------
         Total shareholders' investment                                                                  8,906,888        4,920,043
----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' investment                                               $ 28,486,751     $ 30,454,288
===================================================================================================================================

The accompanying notes to financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

   For the Years Ended March 30, 1997, March 31, 1996 and  April 2, 1995
                     Preferred Stock         Common Stock
                     ----------------        ------------                             Retained
                        Number of                Number of                            Earnings Additional
                           Shares                  Shares                 Paid-In (Accumulated    Pension     Treasury
                      Outstanding      Amount  Outstanding     Amount     Capital      Deficit) Liability        Stock        Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
April 3, 1994                   -  $        -    2,151,006   $215,101  $9,013,340  $ 2,847,832  $(258,435)   $       -  $11,817,838
Add (deduct):
Net loss                        -           -            -          -           -   (8,748,245)         -            -   (8,748,245)
Purchases of treasury stock     -           -       (8,733)         -           -             -         -      (87,330)     (87,330)
Sale and distribution
   of treasury stock            -           -        8,733          -     (37,115)           -          -       87,330       50,215
Sale of common stock            -           -       21,563      2,156     164,109            -          -            -      166,265
Change in additional
   pension liability            -           -            -          -           -            -   (200,678)           -     (200,678)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
April 2, 1995                   -           -    2,172,569    217,257   9,140,334   (5,900,413)  (459,113)           -    2,998,065
Add (deduct):
Net income                      -           -            -          -           -    1,190,968          -            -    1,190,968
Conversion of convertible
   debt to preferred stock 13,242     529,666            -          -           -            -          -            -      529,666
Change in additional
   pension liability            -           -            -          -           -            -    201,344            -      201,344
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
March 31, 1996             13,242     529,666    2,172,569    217,257   9,140,334   (4,709,445)  (257,769)           -    4,920,043
Add (deduct):
Net income                      -           -            -          -           -    1,627,158          -            -    1,627,158
Preferred stock issued     52,500   2,418,303            -          -           -            -          -            -    2,418,303
Purchase of treasury stock      -           -            -          -           -                       -      (45,000)     (45,000)
Issuance of  common stock       -           -        7,950        795      34,311            -          -            -       35,106
Preferred dividends paid        -           -            -          -           -     (260,809)         -            -     (260,809)
Change in additional
   pension liability            -           -            -          -           -            -    212,087            -      212,087
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
MARCH 30, 1997             65,742  $2,947,969    2,180,519   $218,052  $9,174,645  $(3,343,096) $ (45,682)   $(45,000)  $8,906,888
===================================================================================================================================

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

   For the Years Ended March 30, 1997, March 31, 1996 and April 2, 1995
                                                                                            1997             1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                      $ 1,627,158    $ 1,190,968    $(8,748,245)
   Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
   Depreciation                                                                             1,739,065      1,890,120      2,667,491
   Amortization                                                                                53,234         86,780         84,484
   Minority interest in losses of subsidiary                                                  (13,424)             -              -
   Net gain on disposal of equipment                                                             (186)       (48,667)             -
   Interest expensed on convertible debt                                                            -         29,666              -
   Decrease in deferred income taxes, net                                                           -              -       (109,867)
   Increase (decrease) in non-current deferred compensation, net                               88,781         73,514       (288,258)
   Increase (decrease) in non-current pension obligation, net of equity charge                 95,884         99,015       (158,195)
   (Increase) decrease in notes receivable                                                     99,697        108,683        (30,767)
   Net decrease in accounts receivable, inventories,
     prepaid expenses, supplies, and other and refundable income taxes                        798,108      5,139,845      1,994,948
   Net decrease in accounts payable, accrued liabilities (excluding restructuring charge)  (1,935,996)    (4,918,973)       (26,539)
   Restructuring charges                                                                            -              -        (85,000)
   Payment of restructuring liabilities                                                             -              -       (195,450)
   Impairment loss on long-lived assets                                                             -        111,698      3,800,000
------------------------------------------------------------------------------------------------------------------------------------

     Net cash provided by (used in) operating activities                                    2,552,321      3,762,649     (1,095,398)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, net                                                               (3,051,607)      (931,085)    (1,527,496)
   Proceeds from sale of equipment                                                            352,415      1,117,700              -
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities                                   (2,699,192)       186,615     (1,527,496)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in revolving line of credit, net                                       402,240     (2,213,347)     3,421,026
   Sinking fund withdrawals (payments)                                                      2,162,488     (1,836,939)      (400,000)
   Treasury stock, net                                                                        (45,000)             -        (37,115)
   Proceeds from issuance of common stock, net                                                 35,106              -        166,265
   Proceeds from issuance of preferred stock, net                                           2,418,303              -              -
   Repayment of long-term debt                                                             (4,901,960)      (295,997)      (314,269)
   Preferred stock dividend payments                                                         (260,809)             -              -
   Proceeds from minority shareholder of subsidiary                                           500,000              -              -
   Capitalized bank fees                                                                            -              -       (207,150)
   Repayment of capital lease obligation                                                     (123,166)       (79,065)             -
   Proceeds from issuance of convertible debt                                                       -        500,000              -
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                                      187,202     (3,925,348)     2,628,757
-----------------------------------------------------------------------------------------------------------------------------------
     Net increase in cash and cash equivalents                                                 40,331         23,916          5,863
Cash and Cash Equivalents, beginning of year                                                   40,449         16,533         10,670
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, end of year                                                    $    80,780    $    40,449    $    16,533
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
   Interest paid                                                                          $ 1,079,629    $ 1,389,555    $ 1,344,411
   Income taxes paid (refunds received)                                                   $         -    $    43,574    $  (550,740)
Supplemental Disclosure of Non Cash Activities:
   Restructuring charge (Note 13)                                                         $         -    $         -    $    59,201
   Note receivable from sale of Lockport facility (Note 8)                                $         -    $         -    $   450,000
   Increase in property, plant and equipment and capital lease obligation                 $   160,415    $   458,000    $         -
   Increase in non-current deferred compensation and decrease in accrued liabilities      $         -    $   529,625    $         -
====================================================================================================================================


The accompanying notes to financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 30, 1997, March 31, 1996 and April 2, 1995

(1)  THE COMPANY
   Multi-Color Corporation (the Company), located in Cincinnati, Ohio, primarily supplies printed labels and engravings to various name brand consumer products companies located throughout the United States. The Company has plants located in Cincinnati, Ohio, Scottsburg, Indiana and Erlanger, Kentucky.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  FISCAL YEAR
   The fiscal year of the Company commences on the Monday closest to March 31. References to fiscal 1997, 1996, and 1995 are for the fiscal years ended March 30, 1997, March 31, 1996 and April 2, 1995, respectively.

(B) PRINCIPLES OF CONSOLIDATION
   The consolidated financials statements include the accounts of the Company and its majority-owned subsidiary (Note 11). All significant intercompany transactions have been eliminated.

(C)  REVENUE RECOGNITION
   Sales and related costs of goods sold are recognized upon shipment to the customers.

(D)  CASH AND CASH EQUIVALENTS
   Cash and cash equivalents include operating cash accounts and money market funds.

(E)  INVENTORIES
   Inventories are stated at the lower of FIFO (first-in, first-out) cost or market. Inventories as of year-end consisted of the following:

                                        1997             1996
-------------------------------------------------------------------------------
Finished goods                    $2,801,622       $2,383,016
Work-in-process                      641,487          909,460
Raw materials                      1,648,965        1,453,059
-------------------------------------------------------------------------------
                                  $5,092,074       $4,745,535
===============================================================================

(F)  PROPERTY, PLANT AND EQUIPMENT
   Property, plant and equipment consisted of the following as of year-end:

                                        1997             1996
-------------------------------------------------------------------------------
Land and buildings             $   4,026,842      $ 3,829,712
Machinery and equipment           25,478,077       26,439,064
Furniture and fixtures             1,006,120          856,568
Construction in progress           2,954,688          255,373
-------------------------------------------------------------------------------
                                  33,465,727       31,380,717
Accumulated depreciation         (14,381,739)     (13,273,209)
-------------------------------------------------------------------------------
                               $  19,083,988      $18,107,508
===============================================================================

   Property, plant and equipment are stated at the lower of fair value or cost. In recognition of the losses experienced by the Company at the Cincinnati location in prior years, the Company recorded a $3,800,000 impairment loss in 1995 on certain long-lived assets at the Cincinnati location to reduce the carrying cost to the fair value as generally determined by an independent appraiser. The impairment loss was recorded under the implementation of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be disposed of." An additional impairment loss of $112,000 was recorded in 1996 on the Cincinnati location's assets, while assets with an assigned impairment value of $246,000 and $677,000 were either sold or disposed of in 1997 and 1996, respectively. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

           Building................... 20-30 years
           Machinery and equipment..... 3-15 years
           Furniture and fixtures...... 5-10 years

(G)  EQUIPMENT HELD FOR SALE
   The Company has made available for sale certain equipment considered by management to be excess and no longer necessary for the operations of the Company. Accordingly, this equipment, net of accumulated depreciation of $296,391 and impairment loss of $79,178, is classified as equipment held for sale. The aggregate carrying values of such equipment are periodically reviewed and are stated at the lower of cost or market.

(H) DEFERRED CHARGES
   Deferred charges, net, consist primarily of costs associated with the 1995 refinancing of the credit agreement which are amortized over the term of the agreement (Note 3).

(I)  INCOME TAXES
   Deferred income tax assets and liabilities are provided for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years.

(J)  EARNINGS (LOSS) PER COMMON AND COMMON
EQUIVALENT SHARE
   Primary earnings (loss) per common and common equivalent share are computed by dividing net income (loss) by the weighted average number of common shares and related equivalents outstanding during the period. Fully diluted earnings per common and common equivalent share are computed based on the assumption that the Series A and Series B convertible preferred stock had been converted to common stock from the date of issue.

   Common equivalent shares are shares issuable upon the exercise of stock options, when dilutive, net of shares assumed to have been repurchased with the proceeds and shares issuable upon conversion of the convertible preferred stock. Due to the net loss in 1995, common equivalent shares are excluded from the 1995 primary and fully diluted earnings (loss) per share calculations as they would be anti-dilutive.
   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share, instead of primary and fully diluted earnings per share. The Company will implement this statement in the fourth quarter 1998. The effect of adopting SFAS No. 128 has not been determined.

(K)  ADVERTISING COSTS
   Advertising costs are charged to expense as incurred. Expenses are minimal for the three fiscal years ended March 30, 1997.

(L)  RESEARCH AND DEVELOPMENT COSTS
   Research and development costs are charged to expense as incurred. Expenses were $246,000, $141,000 and $183,000 for 1997, 1996 and 1995, respectively.

(M)  STOCK-BASED COMPENSATION
   The provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" are effective for the Company in 1997. This recent standard requires that employee stock-based compensation either continue to be determined under Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" or in accordance with the provisions of SFAS No. 123, whereby compensation expense is recognized based on the fair value of stock-based awards on the grant date. The Company accounts for such awards under the provisions of APB No. 25 and, accordingly, no compensation cost has been recognized for the stock awards. The Company has made the required additional disclosures under SFAS No. 123 for 1997 and 1996 (Note 7).

(N)  USE OF ESTIMATES IN FINANCIAL STATEMENTS
   In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(O) RECLASSIFICATION
   Certain 1995 amounts have been reclassified to conform to the 1997 and 1996 presentation.

(3) DEBT
   The components of the Company's debt are as follows:

                                                                                                          1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM DEBT
Revolving line of credit                                                                             $  2,293,794      $  1,891,554
===================================================================================================================================
LONG-TERM DEBT
Cincinnati Industrial Revenue Bonds, floating weekly rate, which approximates
   3.60% at March 30, 1997, scheduled balloon payment of $1,600,000 in November 2000                    1,600,000         6,500,000
Scottsburg Industrial Revenue Bonds, floating weekly rate, which approximates 3.45% at
   March 30, 1997, scheduled balloon payment of $5,750,000 in October 2009                              5,750,000         5,750,000
Boone County Industrial Revenue Bonds, floating weekly rate, which approximates 3.45% at
   March 30, 1997, scheduled balloon payment of $3,250,000 in December 2009                             3,250,000         3,250,000
Other                                                                                                       3,133             5,093
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 10,603,133      $ 15,505,093
Less-current portion of debt and sinking fund payments                                                 (1,003,133)         (952,910)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $  9,600,000      $ 14,552,183
===================================================================================================================================

   The following is a schedule of future annual principal payments payable after one year (including sinking fund payments):

         1999                      $  500,000
         2000                               -
         2001                         100,000
         2002 and thereafter        9,000,000
         ------------------------------------
                                   $9,600,000
         ====================================

   On January 9, 1997, the Company restated its credit agreement with its existing lenders covering the Company's line of credit and letters of credit which secure all three Industrial Revenue Bonds (the Bonds). The restatement extended the previous agreement until July 31, 1998 in support of its expansion plans and also enables the Company to borrow additional monies under a non-revolving credit facility. The current credit agreement is secured by substantially all assets of the Company and requires sinking fund payments of $250,000 per quarter until the termination of the credit agreement (July 31, 1998) plus other sinking fund payments as defined. Under this credit agreement, the revolving line of credit provides for borrowings up to the lesser of $4,500,000 or specified percentages of trade receivables and inventories less $500,000 through March 30, 1997; $250,000 from March 31, 1997 to June 29, 1997; and $0 from June 30, 1997 and thereafter so long as no event of default has occurred. This revolving line of credit expires July 31, 1998 and related interest rates are based on prime rates or Eurodollar loan rates and the Company's leverage, as defined. The non-revolving credit facility provides for borrowings up to $2,000,000 at interest rates similar to the revolving line of credit and expires August 25, 1997. The non-revolving credit facility is intended to be temporary until the new industrial revenue bonds relating to the Company's Scottsburg facility are issued (Note 15). At March 30, 1997, the average interest rate was 9.2% and the Company had approximately $1,180,000 in available borrowings under the revolving line of credit and $2,000,000 under the non-revolving line of credit.
   The credit agreement also contains certain covenants which, among others, require the Company to maintain certain leverage, working capital and cash flow ratios, and limit capital expenditures and dividends.
   With respect to the Bonds, the Company has the option to establish the Bonds' interest rate form (variable or fixed interest rate). When a fixed interest rate is selected, the fixed rate assigned will approximate the market rate for comparable securities. When a variable rate is selected, or at the end of a fixed interest rate period, the Bondholders reserve the right to demand payment of the bonds. In the event that any of the Bondholders exercise their rights, a remarketing agent is responsible for remarketing the Bonds on a best efforts basis for not less than the outstanding principal and accrued interest. In the event the Bonds are not able to be remarketed and the letters of credit are exercised, the lender is committed to providing financing for up to 458 days. These letters of credit expire July 31, 1998.
   In 1996, the Company had also restated its credit agreement that covered the Company's short-term debt and letters of credit which secured the Bonds. The prepayment fees of $225,000 associated with a previous financing agreement were expensed as an extraordinary item in the 1995 statement of operations. The restated credit agreement was secured by substantially all assets of the Company and required sinking fund payments of $200,000 per quarter beginning in October 1994, increased to $250,000 per quarter after June 30, 1996.
   During 1997, the Company redeemed $4,900,000 of the Cincinnati Industrial Revenue Bonds with funds from the Sinking Fund Deposit account.
   The fair value of the Company's debt approximates carrying value.

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

                                          1997            1996          1995
-------------------------------------------------------------------------------
Service cost-benefits earned
   during period                        $ 140,074      $ 183,913      $ 166,698
Interest cost on projected
   benefit obligations                    158,341        142,207        116,499
Actual (return) loss on
   plan assets                           (375,606)      (412,624)        57,395
Net amortization, deferral
    and other                             194,311        304,846       (153,592)
-------------------------------------------------------------------------------
Total net periodic
   pension costs                        $ 117,120      $ 218,342      $ 187,000
===============================================================================

   The actuarial assumptions used were:

                                           1997       1996         1995
-------------------------------------------------------------------------------
Discount rate                             7 1/4%      7 1/4%      7 1/4%
Rate of return on assets                      9%          9%          9%
-------------------------------------------------------------------------------

   The following table sets forth the plan's funded status and amounts recognized in the Company's accompanying balance sheets:

                                                 MARCH 30, 1997  March 31, 1996
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                         $ 2,403,278       $ 2,186,718
Non-vested benefit obligation                          45,785            46,278
-------------------------------------------------------------------------------
Accumulated benefit obligation                      2,449,063         2,232,996
-------------------------------------------------------------------------------
Projected benefit obligation for
   services rendered to date                        2,449,063         2,232,996
Plan assets at fair value,
   primarily composed of equity
   securities                                       2,447,700         1,967,460
-------------------------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets                             1,363           265,536
Prior service cost not yet
   recognized in net periodic
   pension cost                                        (3,633)           (4,839)
Unrecognized net loss from
   past experience different from
   that assumed and effects of
   changes in assumptions                             (45,682)         (257,769)
Adjustment to recognize
   minimum liability                                   49,315           262,608
-------------------------------------------------------------------------------
Accrued pension cost                              $     1,363       $   265,536
================================================================================

   (b) The Company has established a profit sharing/401(k) retirement savings plan which covers those employees who meet certain service requirements and are not participants in the other Company retirement plan discussed above. The plan provides for voluntary contributions by the Company's employees up to a specified maximum percentage of gross pay. At the discretion of the Company's Board of Directors, the Company will contribute a specified matching percentage of the employee contributions. Company contributions in 1997, 1996 and 1995 approximated $124,000, $101,000 and $93,000, respectively, which represent one-half of the employee contributions not exceeding 6% of gross pay.
   (c) The Company previously entered into deferred compensation agreements with certain officers/shareholders and management employees. Amounts due under deferred compensation agreements are classified as long-term liabilities at March 30, 1997 and March 31, 1996. Interest on the deferred amounts which are included in the balances due were accrued at 10 1/4%, 11%, and 8 1/4% in 1997, 1996 and 1995, respectively. Expenses in 1997, 1996 and 1995 approximated $88,000, $54,000 and $34,000, respectively.
   (d) The Company allows retirees between the ages of 62 and 65 to continue to participate in its health plan. The retirees reimburse the Company a stipulated premium amount so the net cost to the Company is immaterial. The Company offers no other programs requiring recognition of the cost of postretirement or postemployment benefits under the Financial Accounting Standards Board statements on accounting for postretirement and postemployment benefits.
   (e) During 1992 the Company established a supplemental retirement program for key executives which allows a maximum of $300,000 in loans to such employees with a maximum of $100,000 to any one individual. At March 30, 1997 and March 31, 1996 a $100,000 loan at no interest was outstanding under this program from an officer/shareholder (Note 8).
   (f) The Company has an employee stock purchase plan whereby eligible employees may purchase up to 1,000 shares of Company stock per year through payroll deductions. The Company will contribute one bonus share for every four shares purchased up to a maximum of twenty bonus shares per year to any one employee; however, in 1997, 1996 and 1995 the Company contributed cash rather than stock.

(5) INCOME TAXES
   The provision (credit) for income taxes includes the following components:

                                          1997           1996           1995
--------------------------------------------------------------------------------
CURRENTLY PAYABLE
   (receivable)
   Federal                            $ 1,151,000    $      --      $  (255,000)
   State and local                        107,000        (37,000)        47,000
   Benefit of operating loss
      carryforwards                    (1,258,000)          --             --
--------------------------------------------------------------------------------
                                             --          (37,000)      (208,000)
--------------------------------------------------------------------------------
DEFERRED
   Federal                                  7,000       (256,000)       314,000
   State and local                         (7,000)       256,000       (353,000)
                                      $      --      $   (37,000)   $  (247,000)
================================================================================

   The following is a reconciliation between the statutory federal income tax rate and the effective rate shown above:

                                                             1997                     1996                      1995
----------------------------------------------------------------------------------------------------------------------------
                                                        Amount     Rate         Amount      Rate          Amount       Rate
Computed provision (credit) for federal income
   taxes at the statutory rate                       $ 553,000       34%       $ 392,000       34%      $(3,058,226)    (34%)
State and local income taxes, net of federal
   income tax benefit                                  100,000        6%         145,000       12%         (325,173)     (4%)
Valuation allowance                                   (708,000)     (43%)       (708,000)     (61%)       3,156,604      35%
Changes in estimates for deferred components                 -        -          147,000       13%                -       -
Other                                                   55,000        3%         (13,000)      (1%)         (19,742)      -
---------------------------------------------------------------------------------------------------------------------------
                                                     $       -        -        $ (37,000)      (3%)    $   (246,537)     (3%)
============================================================================================================================

   At year end the net deferred tax components consisted of the following:

                                                                             1997           1996
----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Tax depreciation over book depreciation                                $(3,890,541)   $(4,625,417)
----------------------------------------------------------------------------------------------------
   Other                                                                        3,671         (9,814)
----------------------------------------------------------------------------------------------------
                                                                          $(3,886,870)   $(4,635,231)
====================================================================================================
Deferred tax assets:
   Asset impairment loss                                                  $ 1,016,135    $ 1,099,631
   Deferred compensation                                                      235,253        205,067
   Vacation                                                                    27,217         71,439
   Self-insured benefits                                                        3,400         24,771
   Inventory reserves                                                          24,135         40,138
   Other                                                                      208,520        255,531
   AMT credit carryforward                                                     70,980         70,980
   Tax credit carryforward                                                    142,215        147,215
   State deferred tax asset, net of
      federal benefit                                                          15,303          8,600
   Net operating loss carryforward                                          3,884,954      5,160,810
----------------------------------------------------------------------------------------------------
                                                                            5,628,112      7,084,182
   Valuation allowance                                                     (1,741,242)    (2,448,951)
----------------------------------------------------------------------------------------------------
                                                                          $ 3,886,870    $ 4,635,231
----------------------------------------------------------------------------------------------------
Net deferred tax components                                               $      --      $      --
----------------------------------------------------------------------------------------------------

   For tax reporting purposes, the Company has approximately $71,000 of alternative minimum tax (AMT) credits available for an indefinite period. The regular tax net operating loss of approximately $11,426,000 can be carried forward and used to reduce future taxable income in addition to tax credits of approximately $142,000, which can be carried forward through the following expiration dates:

       Year     Net Operating Losses       Tax Credits
--------------------------------------------------------------
       2005             $          -         $  25,000
       2006                        -            48,000
       2007                        -            37,000
       2008                        -             9,000
       2009                5,610,000            18,000
       2010                5,204,000             5,000
       2011                  612,000                 -
--------------------------------------------------------------
                        $ 11,426,000         $ 142,000
==============================================================

   The valuation allowance, which decreased by approximately $708,000 in 1997, is required due to the uncertainty of realizing the net deferred tax asset through future operations.

(6) MAJOR CUSTOMERS
   During 1997, 1996 and 1995, sales to three companies and their related subsidiaries and divisions approximated 51%, 49%, and 42%, respectively, of the Company's net sales individually presented as follows:

          1997             1996              1995
-----------------------------------------------------------------------------
            27%              23%               16%
            13%              14%               16%
            11%              12%               10%
-----------------------------------------------------------------------------
            51%              49%               42%
=============================================================================

   In addition, the year end accounts receivable balances of these companies approximated 43%, 34%, and 25% of the Company's total trade receivable balance at year end 1997, 1996, and 1995, respectively.

(7) STOCK OPTIONS
   As of March 30, 1997, 569,163 of the authorized but unissued common shares were reserved for issuance to key employees and directors under the Company's qualified and non-qualified stock option plans. Stock options granted under the plans enable the holder to purchase common stock at an exercise price not less than the market value on the date of grant. To the extent not exercised, options will expire not more than ten years after the date of grant. The applicable options vest immediately or ratably over a three to five year period. A summary of the changes in the options outstanding during 1997, 1996, and 1995 is set forth below:

                                              Number of Shares    Weighted Average Exercise Price    Option Price Range (Per Share)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at April 3, 1994                           363,000                                               $ 5.75-$12.63
   Granted                                              51,500                                                 4.65-  9.25
   Exercised                                           (15,187)                                                       5.75
   Cancelled                                           (39,700)                                                5.75- 12.63
   Expired                                             (25,000)                                               12.63
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at April 2, 1995                           334,613                  $8.24                        $ 4.65-$12.63
   Granted                                              74,000                   2.89                          2.63-  4.05
   Cancelled                                           (82,000)                  9.08                          5.75-  9.25
   Expired                                             (13,813)                  6.75                          5.75- 12.63
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1996                          312,800                  $6.82                        $ 2.63-$11.00
   Granted                                              42,500                   6.12                        $ 6.00-$ 6.25
   Exercised                                            (1,250)                  2.63                          2.63
   Cancelled                                            (5,000)                  9.25                          9.25
   Expired                                             (20,000)                 11.00                         11.00
------------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 30, 1997                          329,050                  $6.47                 $ 2.63-$11.00
------------------------------------------------------------------------------------------------------------------------------------
EXERCISABLE (VESTED) OPTIONS AT MARCH 30, 1997         242,250                  $7.18                 $ 2.63-$11.00
====================================================================================================================================

 The following summarizes options outstanding and exercisable at March 30, 1997:

                                         Options Outstanding                               Options Exercisable
                      -----------------------------------------------------       ------------------------------------
                                             Weighted              Weighted
                          Number             Average               Average           Number             Weighted
Range of               Outstanding          Remaining              Exercise      Exercisable at         Average
Exercise Prices        at 3/30/97         Contractual Life          Price            3/30/97          Exercise Price
----------------------------------------------------------------------------------------------------------------------
$2.63 to $6.25           131,250               6.57                 $4.16            54,450               $4.57
$6.26 to $11.00          197,800               1.02                 $7.99           187,800               $7.94
                         -------                                                    -------
                         329,050               3.22                 $6.47           242,250               $7.18
                         =======                                                    =======

   The weighted average fair value at date of grant for options granted during 1997 and 1996 was $3.17 and $1.04, respectively. The fair value of options at the date of grant was estimated using the binomial model with the following weighted average assumptions:


                                                  1997       1996
---------------------------------------------------------------------
Expected life (years)                             5.00       3.26
Interest rate                                     6.04%      5.67%
Volatility                                       51.71%     40.81%
Dividend yield                                     0%         0%

   Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                               1997       1996
----------------------------------------------------------------------
Net income - as reported                  1,627,158  1,190,968
Net income - pro forma                    1,547,054  1,159,332
Net income per common and common
   equivalent share - as reported
     Primary                                   $.62       $.55
     Fully diluted                             $.58       $.54
Net income per common and common
   equivalent share - pro forma
     Primary                                   $.58       $.53
     Fully diluted                             $.55       $.53

   The initial application of SFAS No. 123 for pro forma disclosure may not be representative of the future effects of applying the statement.

(8) NOTES RECEIVABLE

   The components of notes receivable are summarized as follows:

                                                        1997      1996
-------------------------------------------------------------------------------
Officer/shareholder note established under the
   supplemental retirement program (Note 4(e))      $ 100,000    $ 100,000
===============================================================================
Note receivable related to the sale of the
  Lockport facility, interest at 9%, payable in
  monthly installments through July 1999,
  secured by a mortgage on
  the property and
  personal guarantees                                $281,270    $ 380,967
------------------------------------------------------------------------------
Less-current portion                                 (118,585)    (108,415)
------------------------------------------------------------------------------
                                                    $ 162,685    $ 272,552
=============================================================================

(9) ACCOUNTS RECEIVABLE

   The Company values its trade accounts receivable on the reserve method. During 1995, the allowance for doubtful accounts was increased in anticipation of customer claims relating to the blocking (sticking together) of labels. The allowance was reduced during 1996 as the claims were successfully resolved. The following table summarizes the activity in the allowance for doubtful accounts for fiscal 1997, 1996 and 1995.


                                    1997       1996      1995
----------------------------------------------------------------------
Balance at beginning of year    $ 35,716  $ 297,391  $ 92,129
Provision                         58,654   (185,153)  465,400
Accounts written-off             (68,293)   (76,522) (260,138)
----------------------------------------------------------------------
Balance at end of year          $ 26,077  $  35,716  $297,391
======================================================================


(10) CAPITAL LEASE OBLIGATIONS

   The Company has entered into capital leases for certain equipment. The amount recorded for the equipment and related obligations under the capital leases amounted to $618,415 and $458,000 at year end 1997 and 1996, respectively. The accumulated depreciation is $54,913 and $5,089 at year end 1997 and 1996, respectively. The following is a schedule of future annual minimum lease payments under the capital leases together with the present value of the net minimum lease payments, as of March 30, 1997:


Total future minimum lease payments                            $507,206
   Less:  Interest                                              (91,022)
-----------------------------------------------------------------------
   Present value of minimum lease payments                      416,184
   Less:  Current portion                                      (114,497)
------------------------------------------------------------------------
                                                               $301,687
========================================================================

   The following is a schedule of future annual minimum lease payments payable after one year:

                  1999             $  99,792
                  2000               114,063
                  2001                85,928
                  2002                 1,904
--------------------------------------------
                                    $301,687
============================================

(11) MAJORITY-OWNED SUBSIDIARY

     In July 1996, the Company started a new entity with Think Laboratories, Inc. (Think) of Kashiwa, Japan to develop the market for engraving services in the United States. The new company, Laser Graphic Systems, Incorporated (LGSI), is owned 80% by the Company. For financial reporting purposes, LGSI's assets, liabilities and earnings are consolidated with those of the Company, and Think's interest in the Company is included in the accompanying financial statements as minority interest.

     The Company and Think are subject to a shareholders' agreement. Under the terms of the agreement, Think will sell to LGSI any equipment it requires that is manufactured by Think at a price no greater than 80% of Think's normal wholesale price. During 1997, LGSI purchased equipment from Think totaling $422,849. Additionally, a royalty of 5% of cylinders produced by LGSI will be paid by LGSI to Think beginning July 1, 1997. The two parties will dissolve LGSI after five years, unless mutually extended for an additional three years. The parties may agree to dissolve LGSI upon either party providing 90 days written notice of its desire to do so.

     During January 1997, LGSI also entered into a revolving line of credit agreement with two lenders for a total facility of $500,000. Borrowings under the agreement bear interest at prime plus .5% and will be converted to a term note on August 1, 1997 to be evenly amortized over the period ending June 30, 2002. The credit agreement is secured by substantially all of LGSI's assets and is guaranteed by the Company. There were no borrowings outstanding under the credit agreement at March 30, 1997.

(12) COMMITMENTS AND CONTINGENCIES

(A)  OPERATING LEASE AGREEMENTS

     During 1994, the Company entered into a leasing arrangement that provided for total availability of $609,000 from a bank. As of year end 1997, 1996 and 1995, the Company had utilized $405,000 of the total lease arrangement. During 1995, the bank limited the availability to $405,000. The Company also has certain other miscellaneous equipment leases and leases for certain office and plant facilities. Leases expire on various dates through October 2001. Rent expense during 1997, 1996 and 1995 was approximately $256,000, $238,000 and $106,000, respectively.

   The annual future minimum rental obligations as of March 30, 1997 are as follows:

                  Year
--------------------------------------------
                  1998              $289,037
                  1999               184,667
                  2000               134,966
                  2001                58,106
                  2002                17,079
--------------------------------------------
                  Total             $683,855
============================================

(B) ENVIRONMENTAL MATTERS

     The Company is a party to an agreed administrative order with the Indiana Department of Environmental Management (IDEM) concerning past violations of certain air emissions standards at its Scottsburg location. Prior to the execution of the order, the IDEM and the Company tentatively reached an agreement whereby a civil penalty would be assessed of up to $235,000 which the Company accrued and expensed in 1995. When the agreement was finalized, the penalty was reduced to $185,000. The difference of $50,000 between the estimated and actual penalty was recorded as income in 1996. In connection with this agreement, the Company installed certain environmental control equipment and structures having a total cost of approximately $600,000 in 1996.

(C)  LITIGATION

     Litigation is instituted from time to time against the Company which involves routine matters incident to the Company's business. In the opinion of management, the ultimate disposition of such litigation will not have a material effect upon the Company's financial statements.

(D)  UNION CONTRACT

     Hourly employees at the Company's Cincinnati plant, approximately 22% of the Company's total workforce, are covered under a union contract that expired July 15, 1996. The Company is currently under negotiations with the union and believes that it will be successful in renegotiating the contract.

(13) RESTRUCTURING PLAN

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

(14) PREFERRED STOCK

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

   Effective March 31, 1996, 13,242 shares of Series B Convertible Preferred Stock were issued upon conversion of the entire outstanding balance, including accrued interest, of Subordinated Convertible Notes that were issued in October 1995. The Series B Convertible Preferred Stock was issued at $40 per share and also has a liquidation value of $40 per share, plus unpaid dividends. These shares are immediately convertible , at the option of the Shareholders, into 132,420 shares of Common Stock and may be redeemed by the Company starting in May 1998. Had the Subordinated Convertible Notes been immediately converted into shares of Common Stock upon issuance in October 1995, the Common Stock would have been included in the fiscal 1996 earnings per share calculation and the primary earnings per share for fiscal 1996 would have been $.53 per share.

(15) SUBSEQUENT EVENTS

   On April 1, 1997, the Company entered into a $3,000,000 industrial development revenue bond financing (the Series 1997 Bonds) with the City of Scottsburg, Indiana in support of its Scottsburg, Indiana, plant expansion. The Series 1997 Bonds will bear interest, and contain the same Bondholder rights, as described in Note 3. The bonds will be due in a balloon payment on April 1, 2007.

   On April 9, 1997, the Company entered into an agreement to sell the land and building at its Cincinnati location for $744,000, net of commissions. If consummated, a loss of approximately $31,000 would be realized. The sale is subject to the results of an environmental investigation and agreement on what remedies, if any, are necessary. The Company is currently reviewing its alternatives for the Cincinnati operations in the event the sale of the facilities is consummated.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
==================================================
To the Shareholders and Directors of
Multi-Color Corporation:

   We have audited the accompanying consolidated balance sheets of Multi-Color Corporation (an Ohio corporation) as of March 30, 1997 and March 31, 1996, and the related consolidated statements of operations, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Multi-Color Corporation as of and for the year ended April 2, 1995 were audited by other auditors whose report dated June 16, 1996, expressed an unqualified opinion on those statements.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the fiscal 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multi-Color Corporation as of March 30, 1997 and March 31, 1996, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP

Cincinnati, Ohio
May 14, 1997

OUR MARKETS

LABELS

Multi-Color labels enhance the marketing appeal of major branded consumer products. Our labels add value to liquid detergents, beverages, health and beauty aids, automotive liquids, and other consumer products. We offer cost-effective, high-quality printing technologies - rotogravure, offset and letterset - to meet each customer's special requirements. We are the leading U.S. printer of in-mold labels - labels applied directly to plastic containers as the container is being molded. Our expertise in adhesives, overprint coatings and inks produce durable labels with consistently true and brilliant colors that adhere extremely well to container surfaces and contours.

ROTOGRAVURE SERVICES

Rotogravure labels offer unparalleled graphic quality for branded consumer products. Multi-Color is structured so that its rotogravure production is fully competitive with other, traditionally lower-cost printing technologies. Our state-of-the-art engraving system and rotogravure presses interface with production processes that combine speed and cost-effectiveness. MCG and LGSI use Think Laboratories' unique laser-exposing system and Ballard shell technology to produce low-cost, ready-for-press cylinders in one-third the time of traditional engraving methods. We have increased capacity at MCG and LGSI as a necessary step to supply customers other than Multi-Color itself.


NEW MARKETS

Multi-Color's investment in research and development continues to improve the quality of label substrates and labels to meet the requirements of consumer product manufacturers and plastics molders. Specifically, a new, clear, proprietary single-ply substrate holds great promise for offering health and beauty-aid and beverage manufacturers a very economical "no-label-look" label that adheres perfectly to a clear plastic container. We are also building new markets for in-mold label applications beyond blow-molded products. Specifically, we are developing the enormous potential in-mold labeling has with injection-molded products. Through relationships with international companies with expertise in applying in-mold labels in injection molding, we are seeking to develop the U.S. market.

SHAREHOLDER INFORMATION
=======================

   Multi-Color's shares are traded in the over-the-counter market under the NASDAQ-NMS symbol LABL.

ANNUAL MEETING NOTICE
   Multi-Color's 1997 annual meeting of shareholders will be held at 12:00 noon, Eastern time on August 14, 1997, at the Company's offices located at 205 West Fourth Street, Suite 1140, Cincinnati, Ohio. Shareholders of record at the close of business June 16, 1997, will be entitled to vote at this meeting.

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

MARKET INFORMATION

   The Company's shares trade in the over-the-counter market under the NASDAQ-NMS symbol LABL. The Stock Range Table on page 1 represents the high and low sales prices for Multi-Color's common stock as reported in the NASDAQ National Market System for fiscal years 1996 and 1997.

   As of June 16, 1997, there were approximately 433 shareholders of record of the Company's common stock.

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


DIRECTORS AND OFFICERS
======================
DIRECTORS
   John C. Court
   Chairman of the Board

   Lorrence T. Kellar(1)
   (Vice President, Real Estate, Kmart Corporation)

   John D. Littlehale

   Burton D. Morgan
   (President of Basic Search, Inc.)

   David H. Pease, Jr.(1)
   (Chairman of Pease Industries, Inc.)

   Louis M. Perlman(1)(2)
   (Private Investor)

   (1) Audit Committee Member
   (2) Effective May 2, 1996


OFFICERS
   John C. Court
   President and Chief Executive Officer

   John D. Littlehale
   Vice President of Manufacturing, Secretary

   William R. Cochran
   Vice President and Chief Financial Officer

   John R. Voelker
   Vice President, Sales and Marketing

SELECTED FINANCIAL DATA
=======================
   The selected financial data set forth below are derived from the Company's audited consolidated financial statements. This data should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

                                                                       Fiscal Year Ended(1)
---------------------------------------------------------------------------------------------------------------------------
                                                  MARCH 30     March 31      April 2      April 3     March 28
---------------------------------------------------------------------------------------------------------------------------
                                                      1997         1996         1995(3)      1994(4)      1993(5)
---------------------------------------------------------------------------------------------------------------------------

                                                               (In thousands, except share amounts)
Net sales                                        $  48,143     $ 55,375     $ 61,777     $ 65,403     $ 65,868
Gross profit                                         8,267        8,508        2,803        2,558        9,558
Operating income (loss)                              2,579        2,631       (7,168)      (5,603)       3,347
Income (loss) before extraordinary item and
   cumulative effect of accounting change            1,627        1,191       (8,523)      (4,335)       1,230
Extraordinary item                                       -            -          225            -            -
Income (loss) before accounting change               1,627        1,191       (8,748)      (4,335)       1,230
Cumulative effect of accounting change                   -            -            -            -          180
Net income (loss)                                    1,627        1,191       (8,748)      (4,335)       1,410
Primary earnings (loss) per share(2)                  0.62         0.55        (4.03)       (2.02)        0.64
Weighted average shares outstanding - primary        2,211        2,178        2,169        2,151        2,195
Preferred dividends per share                          261            -            -            -            -
Working capital                                  $     661     $     (3)    $(17,031)(6) $  2,754     $  8,168
Total assets                                        28,487       30,454       35,959       42,121       43,868
Short-term debt                                      3,411        2,902       19,898 (6)    1,395          902
Long-term debt                                       9,902       14,873            8       15,404       16,104
Shareholders' investment                             8,907        4,920        2,998       11,818       16,572
===========================================================================================================================

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